Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2024 and 2023 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

PWCR24001402

To the Board of Directors and Shareholders of Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of June 30, 2024, and the related consolidated statements of comprehensive income for the three-month and six-month periods then ended, as well as the consolidated statements of changes in equity and of cash flows for the six-month period then ended, and notes to the consolidated financial statements, including a summary of material accounting policy information. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting”, that came into effect as endorsed by the Financial Supervisory Commission. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standards on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2024, and of its consolidated financial performance for the three-month and six-month periods then ended and its consolidated cash flows for the six-month period then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting”, that came into effect as endorsed by the Financial Supervisory Commission.

Other matter - Prior period financial statements reviewed by other independent auditors

The Company’s consolidated financial statements as of and for the six-month period ended June 30, 2023 were reviewed by other independent auditors, whose review report dated August 9, 2023, expressed an unmodified conclusion on those consolidated financial statements.

/s/ Huang, Shih-Chun	/s/ Hsu, Chien-Yeh

For and on behalf of PricewaterhouseCoopers, Taiwan

August 9, 2024

Notice to Readers

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and independent auditors’ review report are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice. As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2024		December 31, 2023		June 30, 2023
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$37,711,905	7	$33,823,884	6	$49,754,425	10
Financial assets at fair value through profit or loss (Note 7)	1,539	—	904	—	3,878	—
Hedging financial assets (Note 20)	313	—	—	—	9,932	—
Contract assets (Note 29)	7,495,318	1	6,713,227	1	6,709,840	1
Trade notes and accounts receivable, net (Notes 9 and 29)	23,630,846	5	24,841,995	5	21,996,030	4
Receivables from related parties (Note 37)	86,178	—	78,089	—	100,950	—
Inventories (Note 10)	11,071,753	2	11,520,765	2	10,773,399	2
Prepayments (Note 11)	6,370,093	1	2,839,471	1	5,401,906	1
Other current monetary assets (Note 12)	32,416,618	6	20,352,050	4	18,633,936	3
Incremental costs of obtaining contracts (Note 29)	281,637	—	210,923	—	—	—
Other current assets (Notes 19 and 38)	3,808,980	1	2,822,259	1	3,681,675	1

Total current assets	122,875,180	23	103,203,567	20	117,065,971	22

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	1,071,625	—	1,035,701	—	1,028,334	—
Financial assets at fair value through other comprehensive income (Note 8)	4,965,921	1	4,412,343	1	3,928,302	1
Investments accounted for using equity method (Note 14)	8,394,349	2	8,450,199	2	7,087,064	1
Contract assets (Note 29)	4,165,895	1	3,768,645	1	3,414,107	1
Property, plant and equipment (Notes 15, 34, 37 and 38)	284,970,301	53	292,337,742	56	287,487,367	54
Right-of-use assets (Notes 16 and 37)	11,130,387	2	11,237,814	2	11,159,864	2
Investment properties (Note 17)	11,505,658	2	9,805,463	2	10,157,560	2
Intangible assets (Notes 18 and 37)	69,488,813	13	72,726,545	13	75,901,595	14
Deferred income tax assets (Note 3)	2,063,121	—	2,099,439	—	2,138,550	—
Incremental costs of obtaining contracts (Note 29)	1,059,621	—	939,409	—	950,431	—
Net defined benefit assets (Note 3)	6,278,381	1	5,963,259	1	5,578,735	1
Prepayments (Notes 11 and 39)	3,895,015	1	3,330,583	1	2,749,674	1
Other noncurrent assets (Notes 19, 38 and 39)	4,571,973	1	4,628,692	1	4,379,905	1

Total noncurrent assets	413,561,060	77	420,735,834	80	415,961,488	78

TOTAL	$536,436,240	100	$523,939,401	100	$533,027,459	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 21)	$365,000	—	$585,000	—	$654,000	—
Financial liabilities at fair value through profit or loss (Note 7)	141	—	—	—	—	—
Hedging financial liabilities (Note 20)	212	—	44	—	—	—
Contract liabilities (Notes 29 and 39)	15,219,078	3	14,088,416	3	12,763,432	2
Trade notes and accounts payable (Note 24)	9,826,528	2	14,395,740	3	10,518,881	2
Payables to related parties (Note 37)	225,571	—	385,089	—	265,966	—
Current tax liabilities (Note 3)	4,747,572	1	4,626,265	1	5,128,892	1
Lease liabilities (Notes 16, 34 and 37)	3,561,502	1	3,504,990	1	3,330,367	1
Dividends payable (Note 28)	36,909,931	7	—	—	36,475,514	7
Other payables (Notes 25 and 34)	22,466,992	4	25,256,926	5	22,348,519	4
Provisions (Note 26)	317,116	—	337,406	—	224,017	—
Current portion of long-term loans (Notes 22 and 38)	1,600,000	—	1,600,000	—	—	—
Other current liabilities	978,980	—	983,339	—	894,366	—

Total current liabilities	96,218,623	18	65,763,215	13	92,603,954	17

NONCURRENT LIABILITIES
Long-term loans (Notes 22 and 38)	—	—	—	—	1,600,000	—
Bonds payable (Note 23)	30,485,537	6	30,482,766	6	30,480,098	6
Contract liabilities (Note 29)	7,724,889	1	7,560,352	2	7,589,167	2
Deferred income tax liabilities (Note 3)	2,572,860	1	2,460,509	—	2,367,566	—
Provisions (Note 26)	498,285	—	485,267	—	473,529	—
Lease liabilities (Notes 16, 34 and 37)	7,452,555	1	7,470,191	2	7,326,764	2
Customers’ deposits (Note 37)	5,136,924	1	5,309,097	1	5,069,394	1
Net defined benefit liabilities (Note 3)	2,137,615	1	2,098,106	—	2,271,964	—
Other noncurrent liabilities	6,916,569	1	7,405,558	1	6,482,764	1

Total noncurrent liabilities	62,925,234	12	63,271,846	12	63,661,246	12

Total liabilities	159,143,857	30	129,035,061	25	156,265,200	29

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 13 and 28)
Common stocks	77,574,465	14	77,574,465	15	77,574,465	15

Additional paid-in capital	171,351,359	32	171,289,086	32	171,302,354	32

Retained earnings
Legal reserve	77,574,465	14	77,574,465	15	77,574,465	15
Special reserve	2,675,419	1	2,898,503	1	2,898,503	1
Unappropriated earnings	35,143,469	7	52,618,677	10	35,152,768	6

Total retained earnings	115,393,353	22	133,091,645	26	115,625,736	22

Others	721,309	—	352,892	—	217,854	—

Total equity attributable to stockholders of the parent	365,040,486	68	382,308,088	73	364,720,409	69
NONCONTROLLING INTERESTS (Notes 13 and 28)	12,251,897	2	12,596,252	2	12,041,850	2

Total equity	377,292,383	70	394,904,340	75	376,762,259	71

TOTAL	$536,436,240	100	$523,939,401	100	$533,027,459	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended June 30				Six Months Ended June 30
	2024		2023		2024		2023
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 29, 37 and 42)	$54,115,733	100	$53,463,651	100	$109,059,204	100	$107,674,556	100
OPERATING COSTS (Notes 10, 27, 30 and 37)	33,286,141	62	33,076,273	62	67,740,433	62	66,706,089	62

GROSS PROFIT	20,829,592	38	20,387,378	38	41,318,771	38	40,968,467	38

OPERATING EXPENSES (Notes 9, 27, 30 and 37)
Marketing	6,189,996	11	5,603,963	10	12,121,515	11	11,275,713	10
General and administrative	1,680,050	3	1,630,787	3	3,317,157	3	3,287,912	3
Research and development	1,004,688	2	923,220	2	1,947,755	2	1,901,258	2
Expected credit loss (reversal of credit loss)	24,155	—	(29,559)	—	79,941	—	70,809	—

Total operating expenses	8,898,889	16	8,128,411	15	17,466,368	16	16,535,692	15

OTHER INCOME AND EXPENSES (Note 30)	(3,209)	—	1,671	—	(689)	—	1,627	—

INCOME FROM OPERATIONS	11,927,494	22	12,260,638	23	23,851,714	22	24,434,402	23

NON-OPERATING INCOME AND EXPENSES
Interest income (Note 37)	238,965	—	200,832	—	394,765	—	318,543	—
Other income (Notes 30 and 37)	287,633	1	204,143	—	325,402	—	248,929	—
Other gains and losses (Notes 30, 36 and 37)	(32,887)	—	(48,797)	—	(94,151)	—	(152,761)	—
Interest expenses (Notes 16, 30 and 37)	(83,173)	—	(77,661)	—	(166,460)	—	(153,073)	—
Share of profits of associates and joint ventures accounted for using equity method (Note 14)	8,693	—	120,505	—	23,195	—	223,613	—

Total non-operating income and expenses	419,231	1	399,022	—	482,751	—	485,251	—

INCOME BEFORE INCOME TAX	12,346,725	23	12,659,660	23	24,334,465	22	24,919,653	23
INCOME TAX EXPENSE (Notes 3 and 31)	2,235,520	4	2,452,971	4	4,619,077	4	4,839,918	4

NET INCOME	10,111,205	19	10,206,689	19	19,715,388	18	20,079,735	19

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 28 and 36)	(385,670)	(1)	(111,911)	—	240,798	—	436,921	—
Gain or loss on hedging instruments subject to basis adjustment (Note 20)	72	—	8,736	—	145	—	(2,959)	—
Share of other comprehensive income (loss) of associates and joint ventures (Note 14)	1,363	—	(2,461)	—	1,239	—	7,652	—

	(384,235)	(1)	(105,636)	—	242,182	—	441,614	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended June 30				Six Months Ended June 30
	2024		2023		2024		2023
	Amount	%	Amount	%	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$33,070	—	$54,038	—	$136,849	—	$6,815	—
Share of other comprehensive income of associates and joint ventures (Note 14)	(4,262)	—	2,940	—	21,370	—	2,120	—

	28,808	—	56,978	—	158,219	—	8,935	—

Total other comprehensive income (loss), net of income tax	(355,427)	(1)	(48,658)	—	400,401	—	450,549	—

TOTAL COMPREHENSIVE INCOME	$9,755,778	18	$10,158,031	19	$20,115,789	18	$20,530,284	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,819,867	17	$9,921,274	18	$19,211,286	18	$19,564,529	19
Noncontrolling interests	291,338	1	285,415	1	504,102	—	515,206	—

	$10,111,205	18	$10,206,689	19	$19,715,388	18	$20,079,735	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,460,822	17	$9,872,306	18	$19,580,056	18	$20,015,580	19
Noncontrolling interests	294,956	1	285,725	1	535,733	—	514,704	—

	$9,755,778	18	$10,158,031	19	$20,115,789	18	$20,530,284	19

EARNINGS PER SHARE (Note 32)
Basic	$1.27		$1.28		$2.48		$2.52

Diluted	$1.27		$1.28		$2.47		$2.52

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent (Notes 13, 20 and 28)
						Others
							Unrealized Gain
						Exchange	or Loss on
						Differences	Financial Assets
						Arising from the	at Fair Value
			Retained Earnings			Translation of	Through Other	Gain or Loss		Noncontrolling
		Additional			Unappropriated	the Foreign	Comprehensive	on Hedging		Interests
	Common Stocks	Paid-in Capital	Legal Reserve	Special Reserve	Earnings	Operations	Income	Instruments	Total	(Notes 13 and 28)	Total Equity
BALANCE, JANUARY 1, 2023	$77,574,465	$171,300,898	$77,574,465	$3,083,569	$51,868,574	$(111,213)	$(124,762)	$12,891	$381,178,887	$12,599,541	$393,778,428
Appropriation of 2022 earnings
Special reserve	—	—	—	(185,066)	185,066	—	—	—	—	—	—
Cash dividends recognized by Chunghwa	—	—	—	—	(36,475,514)	—	—	—	(36,475,514)	—	(36,475,514)
Cash dividends recognized by subsidiaries	—	—	—	—	—	—	—	—	—	(1,091,670)	(1,091,670)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(134)	—	—	—	—	—	—	(134)	—	(134)
Net income for the six months ended June 30, 2023	—	—	—	—	19,564,529	—	—	—	19,564,529	515,206	20,079,735
Other comprehensive income (loss) for the six months ended June 30, 2023	—	—	—	—	10,113	8,128	435,769	(2,959)	451,051	(502)	450,549

Total comprehensive income (loss) for the six months ended June 30, 2023	—	—	—	—	19,574,642	8,128	435,769	(2,959)	20,015,580	514,704	20,530,284

Share-based payment transactions of subsidiaries	—	1,590	—	—	—	—	—	—	1,590	19,275	20,865

BALANCE, JUNE 30, 2023	$77,574,465	$171,302,354	$77,574,465	$2,898,503	$35,152,768	$(103,085)	$311,007	$9,932	$364,720,409	$12,041,850	$376,762,259

BALANCE, JANUARY 1, 2024	$77,574,465	$171,289,086	$77,574,465	$2,898,503	$52,618,677	$(167,812)	$520,748	$(44)	$382,308,088	$12,596,252	$394,904,340
Appropriation of 2023 earnings
Special reserve	—	—	—	(223,084)	223,084	—	—	—	—	—	—
Cash dividends recognized by Chunghwa	—	—	—	—	(36,909,931)	—	—	—	(36,909,931)	—	(36,909,931)
Cash dividends recognized by subsidiaries	—	—	—	—	—	—	—	—	—	(897,678)	(897,678)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	62,678	—	—	—	—	—	—	62,678	(1,728)	60,950
Net income for the six months ended June 30, 2024	—	—	—	—	19,211,286	—	—	—	19,211,286	504,102	19,715,388
Other comprehensive income for the six months ended June 30, 2024	—	—	—	—	353	134,616	233,656	145	368,770	31,631	400,401

Total comprehensive income for the six months ended June 30, 2024	—	—	—	—	19,211,639	134,616	233,656	145	19,580,056	535,733	20,115,789

Share-based payment transactions of subsidiaries	—	(405)	—	—	—	—	—	—	(405)	18,279	17,874
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	1,039	1,039

BALANCE, JUNE 30, 2024	$77,574,465	$171,351,359	$77,574,465	$2,675,419	$35,143,469	$(33,196)	$754,404	$101	$365,040,486	$12,251,897	$377,292,383

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$24,334,465	$24,919,653
Adjustments for:
Depreciation	16,450,250	16,456,255
Amortization	3,344,912	3,354,416
Amortization of incremental costs of obtaining contracts	436,680	427,702
Expected credit loss	79,941	70,809
Interest expense	166,460	153,073
Interest income	(394,765)	(318,543)
Dividend income	(234,965)	(162,168)
Compensation cost of share-based payment transactions	4,629	4,818
Share of profits of associates and joint ventures accounted for using equity method	(23,195)	(223,613)
Loss (gain) on disposal of property, plant and equipment	689	(1,627)
Gain on disposal of financial instruments	(1,073)	—
Provision for impairment loss and obsolescence of inventory (reversal of impairment loss)	35,721	(9,167)
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	72,447	88,349
Others	33,275	15,444
Changes in operating assets and liabilities
Decrease (increase) in:
Contract assets	(1,181,575)	(932,937)
Trade notes and accounts receivable	1,126,101	2,595,197
Receivables from related parties	(8,089)	(25,889)
Inventories	413,291	552,174
Prepayments	(3,404,852)	(3,007,786)
Other current monetary assets	(70,888)	(476,342)
Other current assets	(986,721)	(126,252)
Incremental cost of obtaining contracts	(627,606)	(398,219)
Increase (decrease) in:
Contract liabilities	1,295,199	(711,935)
Trade notes and accounts payable	(4,569,383)	(5,909,874)
Payables to related parties	(159,518)	(273,228)
Other payables	(2,126,880)	(2,794,666)
Provisions	(7,272)	298,494
Other current liabilities	(3,719)	(105,063)
Net defined benefit plans	(275,613)	(326,274)

Cash generated from operations	33,717,946	33,132,801
Interests paid	(138,204)	(125,179)
Income taxes paid	(4,349,101)	(4,542,675)

Net cash provided by operating activities	29,230,641	28,464,947

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2024	2023
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(312,780)	$—
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	3,326	—
Acquisition of financial assets at fair value through profit or loss	(112,695)	(115,238)
Proceeds from disposal of financial assets at fair value through profit or loss	4,468	—
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	435	18,833
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(47,077,553)	(28,441,589)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	35,505,117	14,405,783
Acquisition of investments accounted for using equity method	(111,914)	—
Acquisition of property, plant and equipment	(10,250,655)	(11,774,179)
Proceeds from disposal of property, plant and equipment	8,435	12,515
Acquisition of intangible assets	(102,453)	(67,864)
Acquisition of investment properties	—	(48,103)
Decrease in other noncurrent assets	55,271	331,941
Increase in prepayments for leases	(690,202)	(1,016,909)
Interests received	380,842	282,257
Dividends received	153,262	8,983

Net cash used in investing activities	(22,547,096)	(26,403,570)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	540,000	1,974,800
Repayments of short-term loans	(760,000)	(2,042,800)
Decrease in customers’ deposits	(172,813)	(104,056)
Payments for the principal of lease liabilities	(1,941,741)	(2,083,857)
Decrease in other noncurrent liabilities	(488,989)	(243,423)
Cash dividends distributed to noncontrolling interests	(4,283)	(5,639)
Change in other noncontrolling interests	14,284	16,047

Net cash used in financing activities	(2,813,542)	(2,488,928)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	18,018	(10,628)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2024	2023
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$3,888,021	$(438,179)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	33,823,884	50,192,604

CASH AND CASH EQUIVALENTS, END OF PERIOD	$37,711,905	$49,754,425

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”; Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.) was incorporated on July 1, 1996 in the Republic of China (“ROC”). Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on August 9, 2024.

3.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2023. Please refer to the consolidated financial statements for the year ended December 31, 2023 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2024	December 31, 2023	June 30, 2023	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	56	b.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	37	37	37	c.
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	75	d.

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2024	December 31, 2023	June 30, 2023	Note
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identity services	66	69	69	e.
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	51	51	51
	Chunghwa Digital Cultural and Creative Capital Co., Ltd (“CDCC Capital”)	Investment and management consulting	100	—	—	f.
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	—	—	100	g.
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96	96
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	—	—	100	h.
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100	100
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	—	—	—	i.
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49	j.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	34	k.
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100
	TestPro Investment Co., Ltd. (“TestPro”)	Investment	100	100	100

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2024	December 31, 2023	June 30, 2023	Note
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd (“NavCore”)	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	54	54	54
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	—	—	100	l.
Prime Asia Investments Group Ltd.	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	100
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.(“IESA”)	Investment	—	—	100	m.
	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	100	100	99.96	n.
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited (“IEHK”)	Investment and technical consulting service	—	—	—	o.

(Concluded)

a.	Chunghwa continues to control more than half of seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

b.	CHIEF issued new shares in December 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.63% as of December 31, 2023.

c.	Chunghwa continues to control three out of five seats of the Board of Directors of CHST. As a result, the Company treated CHST as a subsidiary.

d.	CLPT issued new shares in May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased to 74.56% as of June 30, 2023.

e.

CHTSC issued new shares in February 2023, May 2023, January 2024 and March 2024 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased to 69.28%, 69.28% and 66.08% as of June 30, 2023, December 31, 2023 and June 30, 2024, respectively.

f.	Chunghwa invested and established CDCC Capital in February 2024. Chunghwa obtained 100% ownership interest of CDCC Capital.

g.	SIS completed its liquidation in September 2023.

h.	Youyi completed its liquidation in November 2023.

i.

In order to coordinate with financial planning and adjustment of organizational resources, the Board of Directors of SENYOUNG approved the merger with Senaolife. SENYOUNG was the surviving company. The merger was completed on May 1, 2023.

j.

CHIEF has two out of three seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

k.

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

l.	SIHK completed its liquidation in July 2023.

m.	IESA completed its liquidation in September 2023.

n.	IISI purchased shares of UTC in August 2023. Therefore, the Company’s ownership interest in UTC increased to 100% as of December 31, 2023.

o.	IEHK completed its liquidation in June 2023.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of June 30, 2024.

Other Material Accounting Policies

a.	Defined benefit retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at balance sheet date.

4.	MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed by the management on an ongoing basis.

For the material accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2023.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC does not have a material impact on the Company’s consolidated financial statements.

b.	The IFRSs endorsed by the FSC for application starting from 2025

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IAS 21	Lack of Exchangeability	January 1, 2025

The application of the above new, revised or amended standards and interpretations will not have a material impact on the Company’s consolidated financial statements.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IFRS 9 and IFRS 7	Amendments to the classification and measurement of financial Instruments	January 1, 2026
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without public accountability: disclosures	January 1, 2027
Amendments to IFRS Accounting Standards	Annual Improvements - Volume 11	January 1, 2026

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2024	December 31, 2023	June 30, 2023
Cash
Cash on hand	$431,744	$403,536	$337,483
Bank deposits	11,250,075	9,522,341	9,182,377

	11,681,819	9,925,877	9,519,860

Cash equivalents (with maturities of less than three months)
Commercial papers	15,960,205	14,496,056	24,891,477
Negotiable certificates of deposit	6,800,000	5,900,000	11,200,000
Time deposits	3,268,548	3,501,671	4,142,902
Stimulus vouchers	1,333	280	186

	26,030,086	23,898,007	40,234,565

	$37,711,905	$33,823,884	$49,754,425

The annual yield rates of bank deposits, commercial papers, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

	June 30, 2024	December 31, 2023	June 30, 2023
Bank deposits	0.00%~3.10%	0.00%~3.10%	0.00%~2.97%
Commercial papers	0.95%~1.48%	0.72%~1.33%	0.65%~1.30%
Negotiable certificates of deposit	1.46%~1.48%	1.38%	1.20%~1.30%
Time deposits	0.01%~5.60%	0.01%~5.50%	0.01%~4.70%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2024	December 31, 2023	June 30, 2023
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$1,100	$483	$3,444
Non-derivatives
Listed stocks - domestic	439	421	434

	$1,539	$904	$3,878

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$632,868	$703,537	$695,572
Non-listed stocks - foreign	91,718	88,827	80,953
Limited partnership - domestic	315,340	219,032	225,204
Other investing agreements	31,699	24,305	26,605

	$1,071,625	$1,035,701	$1,028,334

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$141	$—	$—

Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600,000 thousand in January 2022. As of June 30, 2024, Chunghwa invested $300,000 thousand.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
June 30, 2024
Forward exchange contracts - buy	NT$/EUR	September 2024	NT$	220,050/EUR6,400
December 31, 2023
Forward exchange contracts - buy	NT$/EUR	March 2024	NT$	144,936/EUR4,300
June 30, 2023
Forward exchange contracts - buy	NT$/EUR	September 2023	NT$	164,675/EUR5,000

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	June 30, 2024	December 31, 2023	June 30, 2023
Domestic investments
Listed stocks	$217,190	$243,649	$268,689
Non-listed stocks	4,057,183	3,733,782	3,495,100
Foreign investments
Non-listed stocks	691,548	434,912	164,513

	$4,965,921	$4,412,343	$3,928,302

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2024	December 31, 2023	June 30, 2023
Trade notes and accounts receivable	$24,748,287	$25,943,635	$23,141,710
Less: Loss allowance	(1,117,441)	(1,101,640)	(1,145,680)

	$23,630,846	$24,841,995	$21,996,030

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are insignificant. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

June 30, 2024

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~20%	3%~65%	11%~82%	23%~91%	34%~96%	100%
Gross carrying amount	$17,858,251	$440,927	$128,538	$72,157	$36,539	$24,735	$577,263	$19,138,410
Loss allowance (lifetime ECL)	(49,981)	(21,258)	(34,851)	(32,498)	(24,954)	(23,100)	(577,263)	(763,905)

Amortized cost	$17,808,270	$419,669	$93,687	$39,659	$11,585	$1,635	$—	$18,374,505

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,356,285	$64,270	$46,118	$46,627	$6,141	$6	$281,109	$2,800,556
Loss allowance (lifetime ECL)	(2,946)	(3,214)	(4,612)	(32,379)	(3,070)	(5)	(281,109)	(327,335)

Amortized cost	$2,353,339	$61,056	$41,506	$14,248	$3,071	$1	$—	$2,473,221

December 31, 2023

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~20%	3%~65%	12%~82%	23%~91%	40%~96%	100%
Gross carrying amount	$17,065,909	$346,172	$135,390	$69,909	$47,730	$48,827	$577,604	$18,291,541
Loss allowance (lifetime ECL)	(49,828)	(21,667)	(28,978)	(29,154)	(35,221)	(21,848)	(577,604)	(764,300)

Amortized cost	$17,016,081	$324,505	$106,412	$40,755	$12,509	$26,979	$—	$17,527,241

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,868,984	$101,408	$11,954	$17,535	$1,353	$613	$287,368	$4,289,215
Loss allowance (lifetime ECL)	(2,812)	(16,671)	(1,195)	(5,261)	(676)	(490)	(287,368)	(314,473)

Amortized cost	$3,866,172	$84,737	$10,759	$12,274	$677	$123	$—	$3,974,742

June 30, 2023

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~20%	3%~65%	10%~81%	19%~90%	42%~96%	100%
Gross carrying amount	$16,643,393	$343,155	$145,394	$93,622	$34,310	$42,670	$625,648	$17,928,192
Loss allowance (lifetime ECL)	(47,308)	(21,404)	(25,698)	(37,870)	(24,531)	(38,448)	(625,648)	(820,907)

Amortized cost	$16,596,085	$321,751	$119,696	$55,752	$9,779	$4,222	$—	$17,107,285

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,310,619	$34,090	$5,994	$3,351	$900	$—	$293,627	$2,648,581
Loss allowance (lifetime ECL)	(1,451)	(1,703)	(599)	(1,005)	(450)	—	(293,627)	(298,835)

Amortized cost	$2,309,168	$32,387	$5,395	$2,346	$450	$—	$—	$2,349,746

Note a:

Please refer to Note 42 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Six Months Ended June 30
	2024	2023
Beginning balance	$1,101,640	$1,365,222
Add: Provision for credit loss	82,602	77,380
Less: Amounts written off	(66,801)	(296,922)

Ending balance	$1,117,441	$1,145,680

10.	INVENTORIES

	June 30, 2024	December 31, 2023	June 30, 2023
Merchandise	$3,480,593	$4,340,001	$3,375,788
Project in process	5,118,831	4,771,313	4,958,350
Work in process	152,160	73,622	90,293
Raw materials	201,816	221,314	247,108

	8,953,400	9,406,250	8,671,539
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	119,620	115,782	103,127

	$11,071,753	$11,520,765	$10,773,399

The operating costs related to inventories were $10,617,955 thousand (including the valuation loss on inventories of $10,145 thousand) and $23,206,807 thousand (including the valuation loss on inventories of $35,721 thousand) for the three months and six months ended June 30, 2024, respectively. The operating costs related to inventories were $11,694,662 thousand (including the reversal of valuation loss on inventories of $14,441 thousand) and $24,195,528 thousand (including the reversal of valuation loss on inventories of $9,167 thousand) for the three months and six months ended June 30, 2023, respectively.

As of June 30, 2024, December 31, 2023 and June 30, 2023, inventories of $2,118,353 thousand, $2,114,515 thousand and $2,101,860 thousand, respectively, were expected to be realized from the sale after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was mainly developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project. The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021. LED entrusts Land Bank of Taiwan to execute fund control and property right management for the land held under development.

11.	PREPAYMENTS

	June 30, 2024	December 31, 2023	June 30, 2023
Prepaid salary and bonus	$2,884,120	$4,736	$2,769,068
Prepayments for leases - satellite (Note 39)	2,419,320	1,729,118	1,016,909
Prepaid rents	1,980,044	2,143,336	2,294,644
Others	2,981,624	2,292,864	2,070,959

	$10,265,108	$6,170,054	$8,151,580

Current
Prepaid salary and bonus	$2,884,120	$4,736	$2,769,068
Prepaid rents	547,240	580,930	567,744
Others	2,938,733	2,253,805	2,065,094

	$6,370,093	$2,839,471	$5,401,906

Noncurrent
Prepayments for leases - satellite (Note 39)	$2,419,320	$1,729,118	$1,016,909
Prepaid rents	1,432,804	1,562,406	1,726,900
Others	42,891	39,059	5,865

	$3,895,015	$3,330,583	$2,749,674

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	June 30, 2024	December 31, 2023	June 30, 2023
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	$30,199,427	$18,572,579	$15,961,472
Accrued custodial receipts	814,140	893,629	822,059
Others	1,403,051	885,842	1,850,405

	$32,416,618	$20,352,050	$18,633,936

The annual yield rates of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months at the balance sheet dates were as follows:

	June 30, 2024	December 31, 2023	June 30, 2023
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	0.03%~5.10%	0.03%~5.54%	0.03%~4.75%

13.	SUBSIDIARIES

a.	Information on subsidiaries with material noncontrolling interests

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	June 30, 2024	December 31, 2023	June 30, 2023
SENAO	Taiwan	72%	72%	72%
CHPT	Taiwan	66%	66%	66%

	Profit Allocated to Noncontrolling Interests
	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
SENAO	$67,818	$121,353	$164,644	$262,551

CHPT	$34,870	$15,427	$37,255	$(11,405)

	Accumulated Noncontrolling Interests
	June 30, 2024	December 31, 2023	June 30, 2023
SENAO	$4,481,652	$4,666,876	$4,447,611
CHPT	5,030,999	4,995,300	4,992,674
Individually immaterial subsidiaries with noncontrolling interests	2,739,246	2,934,076	2,601,565

	$12,251,897	$12,596,252	$12,041,850

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	June 30, 2024	December 31, 2023	June 30, 2023
Current assets	$7,102,676	$6,539,760	$6,957,630
Noncurrent assets	3,293,606	3,293,533	3,314,764
Current liabilities	(3,741,910)	(2,949,548)	(3,652,273)
Noncurrent liabilities	(488,077)	(458,543)	(500,927)

Equity	$6,166,295	$6,425,202	$6,119,194

Equity attributable to the parent	$1,684,643	$1,758,326	$1,671,583
Equity attributable to noncontrolling interests	4,481,652	4,666,876	4,447,611

	$6,166,295	$6,425,202	$6,119,194

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Revenues and income	$7,453,750	$7,168,743	$15,624,931	$15,485,630
Costs and expenses	7,360,103	6,999,658	15,396,374	15,119,866

Profit for the period	$93,647	$169,085	$228,557	$365,764

Profit attributable to the parent	$25,829	$47,732	$63,913	$103,213
Profit attributable to noncontrolling interests	67,818	121,353	164,644	262,551

Profit for the period	$93,647	$169,085	$228,557	$365,764

Other comprehensive income attributable to the parent	$244	$795	$8,184	$400
Other comprehensive income attributable to noncontrolling interests	621	2,026	20,857	1,019

Other comprehensive income for the period	$865	$2,821	$29,041	$1,419

Total comprehensive income attributable to the parent	$26,073	$48,527	$72,097	$103,613
Total comprehensive income attributable to noncontrolling interests	68,439	123,379	185,501	263,570

Total comprehensive income for the period	$94,512	$171,906	$257,598	$367,183

	Six Months Ended June 30
	2024	2023
Net cash flow from operating activities	$740,625	$814,833
Net cash flow from investing activities	(11,121)	(14,379)
Net cash flow from financing activities	(151,052)	(154,095)
Effect of exchange rate changes on cash and cash equivalents	26	8

Net cash inflow	$578,478	$646,367

Dividends paid to noncontrolling interests	$—	$—

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	June 30, 2024	December 31, 2023	June 30, 2023
Current assets	$3,968,548	$3,773,213	$4,092,226
Noncurrent assets	4,327,909	4,499,182	4,572,792
Current liabilities	(641,688)	(675,326)	(1,083,530)
Noncurrent liabilities	(18,622)	(23,546)	(20,199)

Equity	$7,636,147	$7,573,523	$7,561,289

Equity attributable to CHI	$2,605,148	$2,578,223	$2,568,615
Equity attributable to noncontrolling interests	5,030,999	4,995,300	4,992,674

	$7,636,147	$7,573,523	$7,561,289

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Revenues and income	$752,467	$754,737	$1,450,097	$1,461,596
Costs and expenses	694,656	727,315	1,385,106	1,471,551

Profit (loss) for the period	$57,811	$27,422	$64,991	$(9,955)

Profit attributable to CHI	$22,941	$11,995	$27,736	$1,450
Profit (loss) attributable to noncontrolling interests	34,870	15,427	37,255	(11,405)

Profit (loss) for the period	$57,811	$27,422	$64,991	$(9,955)

Other comprehensive income (loss) attributable to CHI	$1,065	$(929)	$4,804	$(954)
Other comprehensive income (loss) attributable to noncontrolling interests	2,046	(1,784)	9,223	(1,832)

Other comprehensive income (loss) for the period	$3,111	$(2,713)	$14,027	$(2,786)

Total comprehensive income attributable to CHI	$24,006	$11,066	$32,540	$496
Total comprehensive income (loss) attributable to noncontrolling interests	36,916	13,643	46,478	(13,237)

Total comprehensive income (loss) for the period	$60,922	$24,709	$79,018	$(12,741)

	Six Months Ended June 30
	2024	2023
Net cash flow from operating activities	$228,493	$58,127
Net cash flow from investing activities	(46,211)	(158,092)
Net cash flow from financing activities	(13,233)	(10,814)
Effect of exchange rate changes on cash and cash equivalents	14,151	1,346

Net cash inflow (outflow)	$183,200	$(109,433)

Dividends paid to noncontrolling interests	$—	$—

b.	Equity transactions with noncontrolling interests

CHTSC issued new shares in February 2023, May 2023, January 2024 and March 2024 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased. See Note 33(b) for details.

CLPT issued new shares in May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased. See Note 33(c) for details.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the six months ended June 30, 2024 and 2023 were as follows:

Six Months Ended June 30, 2024
CHTSC Share-Based Payment
Cash consideration received from noncontrolling interests (Note)	$13,245
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(13,650)

Differences arising from equity transactions	$(405)

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$(405)

	Six Months Ended June 30, 2023
	CHTSC Share-Based Payment	CLPT Share-Based Payment
Cash consideration received from noncontrolling interests (Note)	$15,173	$874
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(13,507)	(950)

Differences arising from equity transactions	$1,666	$(76)

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$1,666	$(76)

Note: The proceeds from the new shares issued in January 2024 and February 2023 by CHTSC have been received in advance in December 2023 and December 2022, respectively.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30, 2024	December 31, 2023	June 30, 2023
Investments in associates	$8,384,982	$8,440,736	$7,077,477
Investment in joint venture	9,367	9,463	9,587

	$8,394,349	$8,450,199	$7,087,064

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	June 30, 2024	December 31, 2023	June 30, 2023
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	$4,112,887	$4,293,338	$2,984,516

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	1,551,669	1,564,311	1,483,677
KingwayTek Technology Co., Ltd. (“KWT”)	264,415	266,407	260,023

(Continued)

	Carrying Amount
	June 30, 2024	December 31, 2023	June 30, 2023
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	$519,071	$542,178	$507,341
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	370,774	285,430	321,009
WiAdvance Technology Corporation (“WATC”)	280,768	212,101	218,083
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	254,873	257,657	263,296
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	248,739	312,800	342,106
So-net Entertainment Taiwan Limited (“So-net”)	215,187	225,697	230,692
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	164,501	163,999	176,276
Taiwan International Ports Logistics Corporation (“TIPL”)	112,366	121,948	103,918
Porrima Inc. (“PORRIMA”)	80,000	—	—
Imedtac Co., Ltd. (“IME”)	60,373	46,880	37,775
CHT Infinity Singapore Pte. Ltd. (“CISG”)	58,680	56,764	59,007
Click Force Co., Ltd. (“CF”)	47,077	42,637	42,424
AgriTalk Technology Inc. (“ATT”)	28,279	30,798	32,396
Baohwa Trust Co., Ltd. (“BHT”)	10,011	10,317	7,825
Cornerstone Ventures Co., Ltd. (“CVC”)	5,312	7,474	7,113

	4,272,095	4,147,398	4,092,961

	$8,384,982	$8,440,736	$7,077,477

(Concluded)

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	June 30, 2024	December 31, 2023	June 30, 2023
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	46	46	42
Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	34	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23	23

(Continued)

	% of Ownership Interests and Voting Rights
	June 30, 2024	December 31, 2023	June 30, 2023
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
WiAdvance Technology Corporation (“WATC”)	16	19	20
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50	50
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
Porrima Inc. (“PORRIMA”)	10	—	—
Imedtac Co., Ltd. (“IME”)	10	7	7
CHT Infinity Singapore Pte. Ltd. (“CISG”)	40	40	40
Click Force Co., Ltd. (“CF”)	49	49	49
AgriTalk Technology Inc. (“ATT”)	29	29	29
Baohwa Trust Co., Ltd. (“BHT”)	25	25	40
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49	49

(Concluded)

Summarized financial information of NCB was set out below:

	June 30, 2024	December 31, 2023	June 30, 2023
Assets	$39,522,184	$37,431,036	$35,480,775
Liabilities	(30,571,865)	(28,083,960)	(28,280,404)

Equity	$8,950,319	$9,347,076	$7,200,371

The percentage of ownership interest held by the Company	46.26%	46.26%	41.90%
Equity attributable to the Company	$4,140,417	$4,323,958	$3,016,955
Unrealized gain or loss from downstream transactions	(27,530)	(30,620)	(32,439)

The carrying amount of investment	$4,112,887	$4,293,338	$2,984,516

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Net revenues (losses)	$72,952	$4,378	$141,916	$(8,111)

Net loss for the period	$(192,617)	$(229,468)	$(378,129)	$(460,367)
Other comprehensive income (loss)	(16,096)	2,805	(18,628)	2,411

Total comprehensive loss for the period	$(208,713)	$(226,663)	$(396,757)	$(457,956)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
The Company’s share of profits	$96,285	$215,121	$195,123	$413,506
The Company’s share of other comprehensive income (loss)	4,547	(696)	31,226	8,762

The Company’s share of total comprehensive income	$100,832	$214,425	$226,349	$422,268

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	June 30, 2024	December 31, 2023	June 30, 2023
SNI	$3,116,858	$4,061,863	$4,227,653

KWT	$913,514	$987,520	$1,098,529

The Company participated in the capital increase of PORRIMA at the price of $80,000 thousand in May 2024 and obtained 10.00% ownership interest. PORRIMA mainly engages in designing and selling zero-emission ships. As the Company has one out of five seats of the Board of Directors of PORRIMA, the Company has significant influence over PORRIMA.

The Company increased its investment in IME in proportion to the original shareholder percentage in December 2023 and increased its investment in IME in higher proportion to the original shareholder percentage at the price of $31,914 thousand in April 2024. Therefore, the Company’s ownership interest in IME increased to 10.00% as of June 30, 2024. As the Company continues to control one out of five seats of the Board of Directors of IME, the Company has significant influence over IME.

The Company did not participate in the capital increase of WATC in January 2024. WATC issued new shares in April 2023, September 2023, December 2023 and March 2024 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 19.22% and 16.35% as of December 31, 2023 and June 30, 2024, respectively. However, as the Company continues to control one out of five seats of the Board of Directors of WATC, the Company has significant influence over WATC.

The Company’s ownership interest in NCB was originally 41.90%. NCB reduced 26.43% of its capital to offset accumulated deficits and increased its capital in December 2023. The Company increased its investment in NCB in higher proportion to the original shareholder percentage. Therefore, the Company’s ownership interest in NCB increased to 46.26% as of December 31, 2023. Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company did not participate in the capital increase of BHT in September 2023. Therefore, the Company’s ownership interest in BHT decreased to 25.00% as of December 31, 2023.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI, the Company has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company invested and obtained 49% ownership interest in CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC, the Company has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

b.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount			% of Ownership Interests and Voting Rights
Name of Joint Venture	June 30, 2024	December 31, 2023	June 30, 2023	June 30, 2024	December 31, 2023	June 30, 2023
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$9,367	$9,463	$9,587	51%	51%	51%

The Company invested and established a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
The Company’s share of loss	$(33)	$(15)	$(96)	$(90)
The Company’s share of other comprehensive income	—	—	—	—

The Company’s share of total comprehensive loss	$(33)	$(15)	$(96)	$(90)

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the reviewed financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

	June 30, 2024	December 31, 2023	June 30, 2023
Assets used by the Company	$278,913,666	$285,084,900	$279,806,589
Assets subject to operating leases	6,056,635	7,252,842	7,680,778

	$284,970,301	$292,337,742	$287,487,367

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2023	$103,663,528	$1,675,255	$72,529,774	$11,088,877	$720,068,323	$3,971,039	$11,467,527	$14,427,497	$938,891,820
Additions	95,567	—	12,302	45,157	36,184	1,248	80,714	10,435,377	10,706,549
Disposal	(1,672)	—	—	(526,959)	(12,522,117)	(66,934)	(174,843)	—	(13,292,525)
Effect of foreign exchange differences	—	—	—	16	20,528	(48)	(903)	1,887	21,480
Others	(1,049,463)	6,954	(1,329,846)	150,293	13,023,182	8,176	405,990	(13,563,590)	(2,348,304)

Balance on June 30, 2023	$102,707,960	$1,682,209	$71,212,230	$10,757,384	$720,626,100	$3,913,481	$11,778,485	$11,301,171	$933,979,020

Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,474,085)	$(32,263,200)	$(9,553,580)	$(597,957,285)	$(3,672,728)	$(8,642,023)	$—	$(653,562,901)
Depreciation expenses	—	(17,062)	(717,346)	(342,302)	(12,849,896)	(45,232)	(395,488)	—	(14,367,326)
Disposal	—	—	—	526,879	12,513,824	66,842	174,092	—	13,281,637
Effect of foreign exchange differences	—	—	—	(18)	(12,586)	51	1,235	—	(11,318)
Others	—	—	537,612	(17,470)	(38,119)	(247)	5,701	—	487,477

Balance on June 30, 2023	$—	$(1,491,147)	$(32,442,934)	$(9,386,491)	$(598,344,062)	$(3,651,314)	$(8,856,483)	$—	$(654,172,431)

Balance on January 1, 2023, net	$103,663,528	$201,170	$40,266,574	$1,535,297	$122,111,038	$298,311	$2,825,504	$14,427,497	$285,328,919

Balance on June 30, 2023, net	$102,707,960	$191,062	$38,769,296	$1,370,893	$122,282,038	$262,167	$2,922,002	$11,301,171	$279,806,589

Cost
Balance on January 1, 2024	$102,885,454	$1,709,236	$71,754,783	$11,044,831	$721,434,979	$4,049,661	$12,091,029	$15,937,187	$940,907,160
Additions	—	—	8,214	4,681	41,164	2,880	43,746	8,563,466	8,664,151
Disposal	—	—	(5,916)	(452,105)	(13,262,926)	(82,517)	(239,133)	—	(14,042,597)
Effect of foreign exchange differences	—	—	—	31	128,887	65	7,891	11,443	148,317
Others	(578,499)	11,066	(27,003)	321,363	9,370,089	87,655	401,229	(10,173,936)	(588,036)

Balance on June 30, 2024	$102,306,955	$1,720,302	$71,730,078	$10,918,801	$717,712,193	$4,057,744	$12,304,762	$14,338,160	$935,088,995

Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,507,932)	$(33,283,812)	$(9,221,060)	$(599,131,991)	$(3,654,724)	$(9,022,741)	$—	$(655,822,260)
Depreciation expenses	—	(17,094)	(721,172)	(372,860)	(12,745,443)	(60,944)	(407,481)	—	(14,324,994)
Disposal	—	—	5,916	451,686	13,260,489	81,974	233,408	—	14,033,473
Effect of foreign exchange differences	—	—	—	(27)	(78,654)	19	(4,339)	—	(83,001)
Others	—	—	126,912	(121)	(13,362)	(294)	(91,682)	—	21,453

Balance on June 30, 2024	$—	$(1,525,026)	$(33,872,156)	$(9,142,382)	$(598,708,961)	$(3,633,969)	$(9,292,835)	$—	$(656,175,329)

Balance on January 1, 2024, net	$102,885,454	$201,304	$38,470,971	$1,823,771	$122,302,988	$394,937	$3,068,288	$15,937,187	$285,084,900

Balance on June 30, 2024, net	$102,306,955	$195,276	$37,857,922	$1,776,419	$119,003,232	$423,775	$3,011,927	$14,338,160	$278,913,666

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the six months ended June 30, 2024 and 2023.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	20~60 years
Other building facilities	3~15 years
Computer equipment	2~8 years
Telecommunications equipment
Telecommunication circuits	2~30 years
Telecommunication machinery and antennas equipment	2~30 years
Transportation equipment	2~10 years
Miscellaneous equipment
Leasehold improvements	1~18 years
Mechanical and air conditioner equipment	3~16 years
Others	1~15 years

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost
Balance on January 1, 2023	$4,376,196	$3,185,097	$7,561,293
Additions	—	1,129	1,129
Others	722,806	1,287,717	2,010,523

Balance on June 30, 2023	$5,099,002	$4,473,943	$9,572,945

Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,362,302)	$(1,362,302)
Depreciation expenses	—	(40,071)	(40,071)
Others	—	(489,794)	(489,794)

Balance on June 30, 2023	$—	$(1,892,167)	$(1,892,167)

Balance on January 1, 2023, net	$4,376,196	$1,822,795	$6,198,991

Balance on June 30, 2023, net	$5,099,002	$2,581,776	$7,680,778

Cost
Balance on January 1, 2024	$4,924,387	$4,131,031	$9,055,418
Additions	—	99	99
Others	(1,132,317)	(32,648)	(1,164,965)

Balance on June 30, 2024	$3,792,070	$4,098,482	$7,890,552

Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,802,576)	$(1,802,576)
Depreciation expenses	—	(35,961)	(35,961)
Others	—	4,620	4,620

Balance on June 30, 2024	$—	$(1,833,917)	$(1,833,917)

Balance on January 1, 2024, net	$4,924,387	$2,328,455	$7,252,842

Balance on June 30, 2024, net	$3,792,070	$2,264,565	$6,056,635

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	June 30, 2024	December 31, 2023	June 30, 2023
Year 1	$327,178	$381,357	$407,421
Year 2	228,043	278,903	282,290
Year 3	130,999	221,059	213,401
Year 4	89,926	175,747	179,147
Year 5	63,203	146,035	150,400
Onwards	175,699	1,025,127	1,062,459

	$1,015,048	$2,228,228	$2,295,118

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35~60 years
Other building facilities	3~15 years

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	June 30, 2024	December 31, 2023	June 30, 2023
Land and buildings
Handsets base stations	$7,636,464	$7,576,685	$7,330,908
Others	1,741,737	1,754,335	1,772,217
Equipment	1,752,186	1,906,794	2,056,739

	$11,130,387	$11,237,814	$11,159,864

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Additions to right-of-use assets			$2,074,978	$2,199,782

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$748,733	$731,814	$1,492,579	$1,456,942
Others	202,795	211,249	398,781	397,693
Equipment	88,293	86,275	175,616	172,095

	$1,039,821	$1,029,338	$2,066,976	$2,026,730

The Company did not have significant sublease or impairment of right-of-use assets for the six months ended June 30, 2024 and 2023.

b.	Lease liabilities

	June 30, 2024	December 31, 2023	June 30, 2023
Lease liabilities
Current	$3,561,502	$3,504,990	$3,330,367
Noncurrent	7,452,555	7,470,191	7,326,764

	$11,014,057	$10,975,181	$10,657,131

Ranges of discount rates for lease liabilities were as follows:

	June 30, 2024	December 31, 2023	June 30, 2023
Land and buildings
Handsets base stations	0.37%~1.87%	0.37%~1.84%	0.37%~1.84%
Others	0.37%~9.00%	0.37%~9.00%	0.37%~9.00%
Equipment	0.37%~3.50%	0.37%~3.50%	0.37%~2.87%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 37 for details.

d.	Other lease information

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Expenses relating to low-value asset leases	$2,326	$2,134	$4,389	$4,467

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,588	$1,541	$3,066	$3,240

Total cash outflow for leases			$2,010,054	$2,140,451

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 15 and 17.

17.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2023	$10,780,029
Additions	48,103
Reclassification	327,724

Balance on June 30, 2023	$11,155,856

Accumulated depreciation and impairment
Balance on January 1, 2023	$(976,168)
Depreciation expense	(22,128)

Balance on June 30, 2023	$(998,296)

Balance on January 1, 2023, net	$9,803,861

Balance on June 30, 2023, net	$10,157,560

Cost
Balance on January 1, 2024	$11,161,834
Reclassification	1,747,177

Balance on June 30, 2024	$12,909,011

Accumulated depreciation and impairment
Balance on January 1, 2024	$(1,356,371)
Depreciation expense	(22,319)
Reclassification	(24,663)

Balance on June 30, 2024	$(1,403,353)

Balance on January 1, 2024, net	$9,805,463

Balance on June 30, 2024, net	$11,505,658

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	35~60 years
Other building facilities	4~10 years

The fair values of the Company’s investment properties as of December 31, 2023 and 2022 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of June 30, 2024 and 2023 because there was no material change in the economic environment or the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	June 30, 2024	December 31, 2023	June 30, 2023
Fair value	$35,336,628	$24,236,751	$25,032,987

Overall capital interest rate	1.43%~5.51%	1.43%~5.51%	1.31%~4.91%
Profit margin ratio	10%~20%	10%~20%	8%~20%
Discount rate	—	—	—
Capitalization rate	0.23%~2.28%	0.23%~2.28%	0.23%~2.16%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	June 30, 2024	December 31, 2023	June 30, 2023
Year 1	$270,323	$168,384	$152,559
Year 2	244,074	156,821	157,994
Year 3	213,800	134,231	140,296
Year 4	182,133	104,567	116,004
Year 5	169,506	82,732	90,037
Onwards	1,230,112	435,202	475,433

	$2,309,948	$1,081,937	$1,132,323

18.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2023	$109,963,431	$2,797,835	$291,206	$421,813	$113,474,285
Additions-acquired separately	—	66,106	—	1,758	67,864
Disposal	—	(125,607)	—	(180)	(125,787)
Effect of foreign exchange differences	—	(136)	—	(7)	(143)
Others	—	1,571	—	—	1,571

Balance on June 30, 2023	$109,963,431	$2,739,769	$291,206	$423,384	$113,417,790

Accumulated amortization and impairment
Balance on January 1, 2023	$(31,812,278)	$(2,176,234)	$(73,624)	$(225,062)	$(34,287,198)
Amortization expenses	(3,195,069)	(141,765)	—	(17,582)	(3,354,416)
Disposal	—	125,607	—	180	125,787
Effect of foreign exchange differences	—	137	—	3	140
Others	—	(508)	—	—	(508)

Balance on June 30, 2023	$(35,007,347)	$(2,192,763)	$(73,624)	$(242,461)	$(37,516,195)

Balance on January 1, 2023, net	$78,151,153	$621,601	$217,582	$196,751	$79,187,087

Balance on June 30, 2023, net	$74,956,084	$547,006	$217,582	$180,923	$75,901,595

Cost
Balance on January 1, 2024	$109,963,431	$2,532,249	$291,206	$421,835	$113,208,721
Additions-acquired separately	—	99,676	—	2,777	102,453
Disposal	—	(118,288)	—	(7,360)	(125,648)
Effect of foreign exchange differences	—	214	—	(9)	205
Others	—	4,609	—	—	4,609

Balance on June 30, 2024	$109,963,431	$2,518,460	$291,206	$417,243	$113,190,340

(Continued)

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Accumulated amortization and impairment
Balance on January 1, 2024	$(38,202,416)	$(1,954,096)	$(73,624)	$(252,040)	$(40,482,176)
Amortization expenses	(3,195,069)	(134,714)	—	(15,129)	(3,344,912)
Disposal	—	118,288	—	7,360	125,648
Effect of foreign exchange differences	—	(91)	—	4	(87)

Others	$(41,397,485)	$(1,970,613)	$(73,624)	$(259,805)	$(43,701,527)

Balance on June 30, 2024

Balance on January 1, 2024, net	$71,761,015	$578,153	$217,582	$169,795	$72,726,545

Balance on June 30, 2024, net	$68,565,946	$547,847	$217,582	$157,438	$69,488,813

(Concluded)

The concessions are granted and issued by the National Communications Commission (“NCC”). The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

19.	OTHER ASSETS

	June 30, 2024	December 31, 2023	June 30, 2023
Spare parts	$2,871,996	$2,232,800	$3,334,167
Refundable deposits	1,978,753	1,994,503	1,885,309
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,530,204	2,223,648	1,842,104

	$8,380,953	$7,450,951	$8,061,580

Current
Spare parts	$2,871,996	$2,232,800	$3,334,167
Others	936,984	589,459	347,508

	$3,808,980	$2,822,259	$3,681,675

Noncurrent
Refundable deposits	$1,978,753	$1,994,503	$1,885,309
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,593,220	1,634,189	1,494,596

	$4,571,973	$4,628,692	$4,379,905

Other financial assets—noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

June 30, 2024

		Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NTD 79,313 /EUR 2,300	2024.09	$34.48	Hedging financial assets (liabilities)	$313	$212	$145

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$(145)	$101	$—

December 31, 2023

		Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 23,717 /EUR 700	March 2024	$33.88	Hedging financial assets (liabilities)	$—	$44	$(12,935)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$12,935	$(44)	$—

June 30, 2023

		Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NTD 474,192 /EUR 14,400	September 2023	$32.93	Hedging financial assets (liabilities)	$9,932	$—	$(2,959)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$2,959	$9,932	$—

Six Months Ended June 30, 2024

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$145	$—	—	$2,497	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Six Months Ended June 30, 2023

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(2,959)	$—	—	$17,011	$—
				Construction in progress and equipment to be accepted	Other gains and losses

21.	SHORT-TERM LOANS

	June 30, 2024	December 31, 2023	June 30, 2023
Unsecured bank loans	$365,000	$585,000	$654,000

The annual interest rates of bank loans were as follows:

	June 30, 2024	December 31, 2023	June 30, 2023
Unsecured bank loans	1.70%~3.49%	2.16%~3.36%	1.66%~3.36%

22.	LONG-TERM LOANS

	June 30, 2024	December 31, 2023	June 30, 2023
Secured bank loans (Note 38)	$1,600,000	$1,600,000	$1,600,000
Less: Current portion	(1,600,000)	(1,600,000)	—

	$—	$—	$1,600,000

The annual interest rates of bank loans were as follows:

	June 30, 2024	December 31, 2023	June 30, 2023
Secured bank loans	2.01%	1.87%	1.91%

LED obtained a secured loan from Chang Hwa Bank with monthly interest payments. The contract will be due in September 2024.

23.	BONDS PAYABLE

	June 30, 2024	December 31, 2023	June 30, 2023
Unsecured domestic bonds	$30,500,000	$30,500,000	$30,500,000
Less: Discounts on bonds payable	(14,463)	(17,234)	(19,902)

	$30,485,537	$30,482,766	$30,480,098

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above
2022-1 (Sustainable Bond)	—	March 2022 to March 2027	3,500,000	0.69%	The same as above

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	June 30, 2024	December 31, 2023	June 30, 2023
Trade notes and accounts payable	$9,826,528	$14,395,740	$10,518,881

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	June 30, 2024	December 31, 2023	June 30, 2023
Accrued salary and compensation	$6,249,715	$10,441,118	$6,067,617
Accrued compensation to employees and remuneration to directors and supervisors	3,029,794	2,107,392	2,922,636

(Continued)

	June 30, 2024	December 31, 2023	June 30, 2023
Amounts collected for others	$1,627,580	$1,543,596	$1,670,773
Payables to contractors	1,228,845	1,990,007	1,517,691
Accrued maintenance costs	1,102,704	1,316,233	929,816
Payables to equipment suppliers	563,700	1,311,426	1,230,866
Others	8,664,654	6,547,154	8,009,120

	$22,466,992	$25,256,926	$22,348,519

(Concluded)

26.	PROVISIONS

	June 30, 2024	December 31, 2023	June 30, 2023
Employee benefits	$400,939	$387,082	$372,554
Warranties	237,133	237,873	230,921
Onerous contracts	174,262	194,651	90,304
Others	3,067	3,067	3,767

	$815,401	$822,673	$697,546

Current	$317,116	$337,406	$224,017
Noncurrent	498,285	485,267	473,529

	$815,401	$822,673	$697,546

	Employee Benefits	Warranties	Onerous Contracts	Others	Total
Balance on January 1, 2023	$64,776	$235,308	$95,201	$3,767	$399,052
Additional / (reversal of) provisions recognized	308,224	39,341	(4,897)	—	342,668
Used / forfeited during the period	(446)	(43,700)	—	—	(44,146)
Effect of foreign exchange differences	—	(28)	—	—	(28)

Balance on June 30, 2023	$372,554	$230,921	$90,304	$3,767	$697,546

Balance on January 1, 2024	$387,082	$237,873	$194,651	$3,067	$822,673
Additional / (reversal of) provisions recognized	18,262	22,305	(20,389)	—	20,178
Used / forfeited during the period	(4,405)	(23,110)	—	—	(27,515)
Effect of foreign exchange differences	—	65	—	—	65

Balance on June 30, 2024	$400,939	$237,133	$174,262	$3,067	$815,401

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

27.	RETIREMENT BENEFIT PLANS

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2023 and 2022 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Operating costs	$104,919	$123,282	$209,825	$246,251
Marketing expenses	77,752	82,170	155,584	164,199
General and administrative expenses	18,019	19,381	35,902	39,080
Research and development expenses	7,986	8,701	15,998	17,514

	$208,676	$233,534	$417,309	$467,044

28.	EQUITY

a.	Share capital

1)	Common stocks

	June 30, 2024	December 31, 2023	June 30, 2023
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of June 30, 2024, the outstanding ADSs were 181,985 thousand common stocks, which equaled 18,199 thousand units and represented 2.35% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the six months ended June 30, 2024 and 2023 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received or Paid and Carrying Amount of the Subsidiaries’ Net Assets during Actual Disposal or Acquisition	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2023	$147,329,386	$173,672	$2,137,032	$987,611	$25,119	$20,648,078	$171,300,898
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(134)	—	—	—	—	(134)
Share-based payment transactions of subsidiaries	—	—	1,590	—	—	—	1,590

Balance on June 30, 2023	$147,329,386	$173,538	$2,138,622	$987,611	$25,119	$20,648,078	$171,302,354

Balance on January 1, 2024	$147,329,386	$151,952	$2,144,727	$987,607	$27,336	$20,648,078	$171,289,086
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	62,678	—	—	—	—	62,678
Share-based payment transactions of subsidiaries	—	—	(405)	—	—	—	(405)

Balance on June 30, 2024	$147,329,386	$214,630	$2,144,322	$987,607	$27,336	$20,648,078	$171,351,359

Additional paid-in capital from share premium, donated capital and the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2023 and 2022 earnings of Chunghwa approved by the stockholders in their meetings on May 31, 2024 and May 26, 2023 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2023	For Fiscal Year 2022	For Fiscal Year 2023	For Fiscal Year 2022
Reversal of special reserve	$(223,084)	$(185,066)
Cash dividends	36,909,931	36,475,514	$4.758	$4.702

Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Six Months Ended June 30
	2024	2023
Beginning balance	$520,748	$(124,762)
Recognized for the period
Unrealized gain or loss
Equity instruments	241,399	437,221
Share of loss of associates and joint ventures accounted for using equity method	(7,743)	(1,452)

Ending balance	$754,404	$311,007

e.	Noncontrolling interests

	Six Months Ended June 30
	2024	2023
Beginning balance	$12,596,252	$12,599,541
Shares attributed to noncontrolling interests
Net income for the period	504,102	515,206
Exchange differences arising from the translation of the foreign operations	12,300	(949)
Unrealized gain or loss on financial assets at FVOCI	(601)	(300)
Share of other comprehensive income of associates and joint ventures accounted for using equity method	19,932	747
Cash dividends recognized by subsidiaries	(897,678)	(1,091,670)
Share-based payment transactions of subsidiaries	18,279	19,275
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	(1,728)	—
Net increase in noncontrolling interests	1,039	—

Ending balance	$12,251,897	$12,041,850

29.	REVENUES

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Revenue from contracts with customers	$53,489,054	$52,897,772	$107,818,815	$106,023,047

Other revenues
Rental income	286,918	278,396	578,418	553,920
Government grants income	292,887	241,256	567,239	1,004,483
Others	46,874	46,227	94,732	93,106

	626,679	565,879	1,240,389	1,651,509

	$54,115,733	$53,463,651	$109,059,204	$107,674,556

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Material Accounting Policy Information to the consolidated financial statements for the year ended December 31, 2023 for details.

a.	Disaggregation of revenue

Please refer to Note 42 Segment Information for details.

b.	Contract balances

	June 30, 2024	December 31, 2023	June 30, 2023	January 1, 2023
Trade notes and accounts receivable (Note 9)	$23,630,846	$24,841,995	$21,996,030	$24,672,473

Contract assets
Products and service bundling	$9,969,190	$9,297,181	$8,531,371	$7,955,689
Others	1,715,539	1,205,973	1,612,839	1,255,584
Less: Loss allowance	(23,516)	(21,282)	(20,263)	(19,129)

	$11,661,213	$10,481,872	$10,123,947	$9,192,144

Current	$7,495,318	$6,713,227	$6,709,840	$6,055,343
Noncurrent	4,165,895	3,768,645	3,414,107	3,136,801

	$11,661,213	$10,481,872	$10,123,947	$9,192,144

Contract liabilities
Telecommunications business	$14,154,278	$14,015,949	$13,890,909	$14,081,316
Project business	7,363,091	6,654,364	5,705,841	6,586,384
Advance land receipts (Note 39)	760,704	459,697	187,141	—
Others	665,894	518,758	568,708	396,834

	$22,943,967	$21,648,768	$20,352,599	$21,064,534

Current	$15,219,078	$14,088,416	$12,763,432	$13,390,439
Noncurrent	7,724,889	7,560,352	7,589,167	7,674,095

	$22,943,967	$21,648,768	$20,352,599	$21,064,534

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

c.	Incremental costs of obtaining contracts

	June 30, 2024	December 31, 2023	June 30, 2023
Current
Incremental costs of obtaining contracts	$281,637	$210,923	$—

Noncurrent
Incremental costs of obtaining contracts	$1,059,621	$939,409	$950,431

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. LED also believes the commissions paid for obtaining real estate sale contracts are expected to be recoverable; therefore, such costs were capitalized and classified as current by the operating cycle. Amortization expenses for the three months and six months ended June 30, 2024 were $221,960 thousand and $436,680 thousand, respectively. Amortization expenses for the three months and six months ended June 30, 2023 were $213,500 thousand and $427,702 thousand, respectively.

30.	NET INCOME

a.	Other income and expenses

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Gain (loss) on disposal of property, plant and equipment, net	$(3,209)	$1,671	$(689)	$1,627

b.	Other income

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Dividend income	$234,965	$162,168	$234,965	$162,168
Rental income	19,089	18,927	36,576	37,831
Others	33,579	23,048	53,861	48,930

	$287,633	$204,143	$325,402	$248,929

c.	Other gains and losses

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	$(10,790)	$(42,263)	$(72,447)	$(88,349)
Foreign currency exchange loss, net	(17,988)	(4,644)	(24,632)	(59,635)
Gain on disposal of financial instruments, net	—	—	1,073	—
Others	(4,109)	(1,890)	1,855	(4,777)

	$(32,887)	$(48,797)	$(94,151)	$(152,761)

d.	Interest expenses

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Interest on bonds payable	$41,961	$41,938	$83,931	$83,901
Interest on lease liabilities	31,409	25,654	60,858	48,887
Interest paid to financial institutions	9,797	$10,065	20,996	$20,277
Others	6	4	675	8

	$83,173	$77,661	$166,460	$153,073

e.	Impairment loss (reversal of impairment loss)

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Contract assets	$1,150	$352	$2,234	$1,134

Trade notes and accounts receivable	$26,430	$(22,906)	$82,602	$77,380

Other receivables	$(3,425)	$(7,005)	$(4,895)	$(7,705)

Inventories	$10,145	$(14,441)	$35,721	$(9,167)

f.	Depreciation and amortization expenses

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Property, plant and equipment	$7,162,728	$7,211,911	$14,360,955	$14,407,397
Right-of-use assets	1,039,821	1,029,338	2,066,976	2,026,730
Investment properties	11,212	11,064	22,319	22,128
Intangible assets	1,672,640	1,676,910	3,344,912	3,354,416
Incremental costs of obtaining contracts	221,960	213,500	436,680	427,702

Total depreciation and amortization expenses	$10,108,361	$10,142,723	$20,231,842	$20,238,373

Depreciation expenses summarized by functions
Operating costs	$7,685,649	$7,735,469	$15,387,382	$15,391,520
Operating expenses	528,112	516,844	1,062,868	1,064,735

	$8,213,761	$8,252,313	$16,450,250	$16,456,255

Amortization expenses summarized by functions
Operating costs	$1,846,888	$1,843,472	$3,685,677	$3,687,574
Marketing expenses	22,333	17,651	42,766	35,048
General and administrative expenses	15,442	17,370	31,188	35,162
Research and development expenses	9,937	11,917	21,961	24,334

	$1,894,600	$1,890,410	$3,781,592	$3,782,118

g.	Employee benefit expenses

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Post-employment benefit
Defined contribution plans	$263,689	$237,216	$519,859	$468,919
Defined benefit plans	208,676	233,534	417,309	467,044

	472,365	470,750	937,168	935,963

Share-based payment
Equity-settled share-based payment	2,256	2,346	4,629	4,818

Other employee benefit (Note)	11,705,536	11,095,417	23,088,808	22,163,981

Total employee benefit expenses	$12,180,157	$11,568,513	$24,030,605	$23,104,762

Summary by functions
Operating costs	$5,695,461	$5,492,751	$11,218,173	$10,979,646
Operating expenses	6,484,696	6,075,762	12,812,432	12,125,116

	$12,180,157	$11,568,513	$24,030,605	$23,104,762

Note:	Other employee benefit mainly includes salaries, compensation and labor and health insurance expenses, etc.

The amendments to the Chunghwa’s Articles of Incorporation were approved by the Chunghwa’s stockholders in their meeting on May 31, 2024. The distribution rate of employees’ compensation increased from 1.7% to 4.3% of pre-tax income to 2% to 5% of pre-tax income, while the distribution rate of directors’ remuneration remained at no higher than 0.17%.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2023 and 2022 approved by the Board of Directors on February 23, 2024 and February 24, 2023, respectively, were as follows:

	Cash
	2023	2022
Compensation distributed to the employees	$1,522,481	$1,498,374
Remuneration paid to the directors	39,797	39,480

There was no difference between the initial accrued amounts recognized in 2023 and 2022 and the amounts approved by the Board of Directors in 2024 and 2023 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

31.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Current tax
Current tax expenses recognized for the period	$2,312,844	$2,401,892	$4,615,177	$4,739,187
Income tax on unappropriated earnings	5,600	10,808	5,600	10,808
Income tax adjustments on prior years	(152,121)	(6,836)	(150,353)	(35,129)
Others	(58)	403	(31)	767

	2,166,265	2,406,267	4,470,393	4,715,633

Deferred tax
Deferred tax expenses recognized for the period	73,230	48,096	152,659	125,677
Income tax adjustments on prior years	(3,975)	(1,392)	(3,975)	(1,392)

	69,255	46,704	148,684	124,285

Income tax recognized in profit or loss	$2,235,520	$2,452,971	$4,619,077	$4,839,918

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax examinations

Income tax returns of Chunghwa, SENAO, HHI and IISI have been examined by the tax authorities through 2021. Income tax returns of Youth, ISPOT, Aval, Wiin, SENYOUNG, CHYP, CHSI, LED, SHE, CHIEF, Unigate, CHI, CHPT, NavCore, TestPro, CHST, SFD, CLPT, CHTSC and UTC have been examined by the tax authorities through 2022.

c.	Pillar Two Model Rules

The application of the Pillar Two rules does not have a material impact on the Company’s consolidated financial statements. The Company will continue to review the possible impact on the Company’s future financial performance.

32.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Net income used to compute the basic earnings per share
Net income attributable to the parent	$9,819,867	$9,921,274	$19,211,286	$19,564,529
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(645)	(649)	(1,154)	(1,494)

Net income used to compute the diluted earnings per share	$9,819,222	$9,920,625	$19,210,132	$19,563,035

Weighted Average Number of Common Stocks

(Thousand Shares)

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	3,961	1,692	11,442	7,258

Weighted average number of common stocks used to compute the diluted earnings per share	7,761,408	7,759,139	7,768,889	7,764,705

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

33.	SHARE-BASED PAYMENT ARRANGEMENT

a.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

The Board of Directors of CHIEF resolved to issue 200 stock options on November 13, 2020. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price is $206 per share. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options for the three months ended June 30, 2024 and 2023 were $816 thousand and $1,393 thousand, respectively. The compensation costs for stock options for the six months ended June 30, 2024 and 2023 were $1,632 thousand and $2,788 thousand, respectively.

CHIEF modified the plan terms of stock options granted on November 13, 2020 in August 2023; therefore, the exercise price changed from $193.50 to $171.70 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the six months ended June 30, 2024 and 2023 was as follows:

	Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
	Granted on November 13, 2020		Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	93	$171.70	142.25	$193.50
Options forfeited	—	—	(1.50)	—

Options outstanding at end of the period	93	171.70	140.75	193.50

Options exercisable at end of the period	—	—	0.50	193.50

Weighted average remaining contractual life (years)	1.37		2.37

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on November 13, 2020
Grant-date share price (NT$)	$356.00
Exercise price (NT$)	$206.00
Dividend yield	—
Risk-free interest rate	0.18%
Expected life	5 years
Expected volatility	34.61%
Weighted average fair value of grants (NT$)	$173,893

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date.

b.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 and 3,500 stock options on December 20, 2019 and February 20, 2021, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are both $19.085 per share. The options are granted to specific employees that meet the vesting conditions. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs for stock options for the three months ended June 30, 2024 and 2023 were $195 thousand and $619 thousand, respectively. The compensation costs for stock options for the six months ended June 30, 2024 and 2023 were $389 thousand and $1,236 thousand, respectively.

Information about CHTSC’s outstanding stock options for the six months ended June 30, 2024 and 2023 was as follows:

	Six Months Ended June 30, 2024
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	1,519	$19.085	40	$19.085
Options exercised	(689)	19.085	(5)	19.085
Options forfeited	(134)	—	—	—

Options outstanding at end of the period	696	19.085	35	19.085

Options exercisable at end of the period	15	$19.085	—	$—

Weighted average remaining contractual life (years)	1.64		0.47

	Six Months Ended June 30, 2023
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	2,343	$19.085	1,083	$19.085
Options exercised	(764)	19.085	(31)	19.085
Options forfeited	(24)	—	(31)	—

Options outstanding at end of the period	1,555	19.085	1,021	19.085

Options exercisable at end of the period	14	19.085	—	—

Weighted average remaining contractual life (years)	2.64		1.47

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on Ferbuary 20, 2021	Stock Options Granted on December 20, 2019
Grant-date share price (NT$)	$23.76	$20.17
Exercise price (NT$)	$19.085	$19.085
Dividend yield	15.18%	12.49%
Risk-free interest rate	0.25%	0.54%
Expected life	5 years	5 years
Expected volatility	47.35%	42.41%
Weighted average fair value of grants (NT$)	$3,350	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

c.	CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690, 600 and 755 stock options on February 26, 2021, May 31, 2022 and September 26, 2023, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are all $16.87 per share. The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options for the three months ended June 30, 2024 and 2023 were $1,245 thousand and $334 thousand, respectively. The compensation costs for stock options for the six months ended June 30, 2024 and 2023 were $2,608 thousand and $794 thousand, respectively.

CLPT modified the plan terms of stock options granted on September 26, 2023 in September 2023; therefore, the exercise price changed from $16.87 to $15.30 per share. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on May 31, 2022 in September 2023; therefore, the exercise price changed from $16.87 to $15.30 per share. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on February 26, 2021 in September 2023; therefore, the exercise price changed from $15.90 to $14.40 per share. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the six months ended June 30, 2024 and 2023 was as follows:

	Six Months Ended June 30, 2024
	Granted on September 26, 2023		Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Options outstanding at the beginning and end of the period	755	$15.30	440	$15.30	440	$14.40

Options exercisable at end of the year	—	—	220	15.30	440	14.40

Weighted average remaining contractual life (years)	3.24		1.92		0.66

	Six Months Ended June 30, 2023
	Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	440	$16.87	510	$15.90
Options exercised	—	—	(55)	15.90
Options forfeited	—	—	(15)	—

Options outstanding at end of the period	440	16.87	440	15.90

Options exercisable at end of the period	—	—	192	15.90

Weighted average remaining contractual life (years)	2.92		1.66

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on September 26, 2023	Stock Options Granted on May 31, 2022	Stock Options Granted on February 26, 2021
Grant-date share price (NT$)	$28.43	$18.66	$17.63
Exercise price (NT$)	$16.87	$16.87	$16.87
Dividend yield	—	—	—
Risk-free interest rate	1.10%	0.98%	0.31%
Expected life	4 years	4 years	4 years
Expected volatility	31.99%	35.76%	35.22%
Weighted average fair value of grants (NT$)	$13,225	$5,665	$4,750

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

34	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

Investing activities	Six Months Ended June 30
	2024	2023
Additions of property, plant and equipment	$8,664,250	$10,707,678
Changes in other payables	1,586,405	1,066,501

Payments for acquisition of property, plant and equipment	$10,250,655	$11,774,179

Financing Activities

	Balance on January 1,	Cash Flows From Financing	Changes in Non-Cash Transactions		Cash Flows From Operation Activities -	Balance on June 30,
	2024	Activities	New Leases	Others	Interest Paid	2024
Lease liabilities	$10,975,181	$(1,941,741)	$2,074,978	$(33,503)	$(60,858)	$11,014,057

	Balance on January 1,	Cash Flows From Financing	Changes in Non-Cash Transactions		Cash Flows From Operation Activities -	Balance on June 30,
	2023	Activities	New Leases	Others	Interest Paid	2023
Lease liabilities	$10,672,507	$(2,083,857)	$2,199,782	$(82,414)	$(48,887)	$10,657,131

35. CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

36.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated.

	June 30, 2024		December 31, 2023		June 30, 2023
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Financial liabilities measured at amortized cost Bonds payable	$30,485,537	$30,476,804	$30,482,766	$30,468,634	$30,480,098	$30,460,538

The fair value of bonds payable is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

June 30, 2024

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$1,100	$—	$1,100
Listed stocks	439	—	—	439
Non-listed stocks	—	—	724,586	724,586
Limited partnership	—	—	315,340	315,340
Other investing agreements	—	—	31,699	31,699

	$439	$1,100	$1,071,625	$1,073,164

Hedging financial assets	$—	$313	$—	$313

(Continued)

	Level 1	Level 2	Level 3	Total
Financial assets at FVOCI
Listed stocks	$217,190	$—	$—	$217,190
Non-listed stocks	—	—	4,748,731	4,748,731

	$217,190	$—	$4,748,731	$4,965,921

Financial liabilities at FVTPL
Derivatives	$—	$141	$—	$141

Hedging financial liabilities	$—	$212	$—	$212

(Concluded)

December 31, 2023

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$483	$—	$483
Listed stocks	421	—	—	421
Non-listed stocks	—	—	792,364	792,364
Limited partnership	—	—	219,032	219,032
Other investing agreements	—	—	24,305	24,305

	$421	$483	$1,035,701	$1,036,605

Financial assets at FVOCI
Listed stocks	$243,649	$—	$—	$243,649
Non-listed stocks	—	—	4,168,694	4,168,694

	$243,649	$—	$4,168,694	$4,412,343

Hedging financial liabilities	$—	$44	$—	$44

June 30, 2023

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$3,444	$—	$3,444
Listed stocks	434	—	—	434
Non-listed stocks	—	—	776,525	776,525
Limited partnership	—	—	225,204	225,204
Other investing agreements	—	—	26,605	26,605

	$434	$3,444	$1,028,334	$1,032,212

Hedging financial assets	$—	$9,932	$—	$9,932

Financial assets at FVOCI
Listed stocks	$268,689	$—	$—	$268,689
Non-listed stocks	—	—	3,659,613	3,659,613

	$268,689	$—	$3,659,613	$3,928,302

There were no transfers between Levels 1 and 2 for the six months ended June 30, 2024 and 2023.

The reconciliations for financial assets measured at Level 3 were listed below:

Six months ended June 30, 2024

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2024	$1,035,701	$4,168,694	$5,204,395
Acquisition	109,300	312,780	422,080
Recognized in profit or loss under “Other gains and losses”	(72,941)	—	(72,941)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	267,257	267,257
Proceeds from capital reduction of the investees and profit distribution	(435)	—	(435)

Balance on June 30, 2024	$1,071,625	$4,748,731	$5,820,356

Unrealized gain or loss for the six months ended June 30, 2024	$(72,941)

Six months ended June 30, 2023

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2023	$1,020,203	$3,218,579	$4,238,782
Acquisition	115,238	—	115,238
Recognized in profit or loss under “Other gains and losses”	(88,274)	—	(88,274)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	441,034	441,034

(Continued)

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Proceeds from capital reduction of the investees and profit distribution	$(18,833)	$—	$(18,833)

Balance on June 30, 2023	$1,028,334	$3,659,613	$4,687,947

Unrealized gain or loss for the six months ended June 30, 2023	$(87,891)

(Concluded)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments and other investing agreements were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the investments, or using assets approach. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the discount rate would result in increases in the fair values.

	June 30, 2024	December 31, 2023	June 30, 2023
Discount for lack of marketability	4.68%~20.00%	3.75%~20.00%	14.09%~20.00%
Noncontrolling interests discount	17.01%~25.00%	17.01%~25.00%	17.29%~25.00%
Growth rate of long-term revenue	0.12%	0.19%	0.19%
Discount rate	7.83%~10.00%	7.11%~8.20%	7.52%~7.80%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	June 30, 2024	June 30, 2023
Discount for lack of marketability
5% increase	$(47,063)	$(34,019)

5% decrease	$46,822	$34,019

Noncontrolling interests discount
5% increase	$(21,253)	$(22,850)

5% decrease	$21,253	$22,850

(Continued)

	June 30, 2024	June 30, 2023
Long-term revenue growth rates
0.1% increase	$33,380	$31,144

0.1% decrease	$(32,781)	$(30,564)

Discount rate
1% increase	$(401,407)	$(365,952)

1% decrease	$482,413	$449,355

(Concluded)

Categories of Financial Instruments

	June 30, 2024	December 31, 2023	June 30, 2023
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$1,073,164	$1,036,605	$1,032,212
Hedging financial assets	313	—	9,932
Financial assets at amortized cost (Note a)	96,824,300	82,090,521	93,370,650
Financial assets at FVOCI	4,965,921	4,412,343	3,928,302
Financial liabilities
Measured at FVTPL
Held for trading	141	—	—
Hedging financial liabilities	212	44	—
Measured at amortized cost (Note b)	97,736,974	65,466,108	98,422,119

Note a:

The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b:

The balances included short-term loans, trade notes and accounts payable, payables to related parties, dividends payable, partial other payables, customers’ deposits, bonds payable and long-term loans (including the current portion) which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

For details about the carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates, please refer to Note 40 Significant Assets and Liabilities Denominated in Foreign Currencies.

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	June 30, 2024	December 31, 2023	June 30, 2023
Assets
EUR	$1,413	$483	$13,376
Liabilities
EUR	(353)	(44)	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD and RMB as listed in Note 40.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Six Months Ended June 30
	2024	2023
Profit or loss
Monetary assets and liabilities (a)
USD	$39,454	$65,631
EUR	(23,209)	(35,608)
SGD	(38,879)	(50,456)
RMB	5,248	867

(Continued)

	Six Months Ended June 30
	2024	2023
Derivatives (b)
EUR	$7,636	$8,453
Equity
Derivatives (c)
EUR	3,992	24,343

(Concluded)

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	June 30, 2024	December 31, 2023	June 30, 2023
Fair value interest rate risk
Financial assets	$57,190,582	$43,156,022	$56,675,613
Financial liabilities	41,599,594	41,457,947	41,137,229
Cash flow interest rate risk
Financial assets	10,906,086	9,136,207	8,799,687
Financial liabilities	1,865,000	2,185,000	2,254,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $22,603 thousand and $16,364 thousand for the six months ended June 30, 2024 and 2023, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $52,018 thousand and $248,296 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the six months ended June 30, 2024. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $50,108 thousand and $196,415 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the six months ended June 30, 2023.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

June 30, 2024

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$30,942,076	$36,909,931	$—	$6,604,440	$—	$74,456,447
Floating interest rate instruments	2.09	53,894	1,621,306	202,887	—	—	1,878,087
Fixed interest rate instruments	0.54	111,177	27,336	233,649	26,097,711	4,732,816	31,202,689

		$31,107,147	$38,558,573	$436,536	$32,702,151	$4,732,816	$107,537,223

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,582,570	$5,036,262	$2,327,089	$306,691	$11,252,612

December 31, 2023

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$37,930,363	$—	$2,107,392	$5,309,097	$—	$45,346,852
Floating interest rate instruments	1.99	—	15,000	2,170,000	—	—	2,185,000
Fixed interest rate instruments	0.53	—	—	—	25,800,000	4,700,000	30,500,000

		$37,930,363	$15,000	$4,277,392	$31,109,097	$4,700,000	$78,031,852

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,518,419	$4,819,030	$2,356,754	$518,335	$11,212,538

June 30, 2023

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$31,748,584	$36,475,514	$—	$6,454,176	$—	$74,678,274
Floating interest rate instruments	1.99	—	229,000	425,000	1,600,000	—	2,254,000
Fixed interest rate instruments	0.53	—	—	—	25,800,000	4,700,000	30,500,000

		$31,748,584	$36,704,514	$425,000	$33,854,176	$4,700,000	$107,432,274

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,346,803	$4,509,005	$2,301,071	$711,589	$10,868,468

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
June 30, 2024
Gross settled
Forward exchange contracts
Inflow	$—	$300,423	$—	$—	$300,423
Outflow	—	299,363	—	—	299,363

	$—	$1,060	$—	$—	$1,060

December 31, 2023
Gross settled
Forward exchange contracts
Inflow	$—	$169,092	$—	$—	$169,092
Outflow	—	168,653	—	—	168,653

	$—	$439	$—	$—	$439

June 30, 2023
Gross settled
Forward exchange contracts
Inflow	$—	$652,243	$—	$—	$652,243
Outflow	—	638,867	—	—	638,867

	$—	$13,376	$—	$—	$13,376

2)	Financing facilities

	June 30, 2024	December 31, 2023	June 30, 2023
Unsecured bank loan facilities
Amount used	$365,000	$585,000	$654,000
Amount unused	58,490,564	56,191,331	56,448,290

	$58,855,564	$56,776,331	$57,102,290

Secured bank loan facilities
Amount used	$1,600,000	$1,600,000	$1,600,000
Amount unused	15,000	20,000	20,000

	$1,615,000	$1,620,000	$1,620,000

37.	RELATED PARTIES TRANSACTIONS

The ROC Government has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, mobile services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Senao Networks, Inc.	Associate
EnGenius Networks Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
EnRack Technology Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte. Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
PT. CHT Infinity Indonesia	Subsidiary of the Company’s associate, CHT Infinity Singapore Pte. Ltd.
Click Force Co., Ltd.	Associate
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate
Imedtac Co., Ltd.	Associate
Baohwa Trust Co., Ltd.	Associate
Porrima Inc.	Associate
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
Tsann Kuen Enterprise Co., Ltd.	Substantial related party of SENAO
E-Life Mall Co., Ltd.	Substantial related party of SENAO
Engenius Technologies Co., Ltd.	Substantial related party of SENAO
Cheng Keng Investment Co., Ltd.	Substantial related party of SENAO
Cheng Feng Investment Co., Ltd.	Substantial related party of SENAO
All Oriented Investment Co., Ltd.	Substantial related party of SENAO
Hwa Shun Investment Co., Ltd.	Substantial related party of SENAO
Yu Yu Investment Co., Ltd.	Substantial related party of SENAO
Kangsin Co., Ltd.	Substantial related party of SENAO
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI
Z-Com, Inc.	Investor of significant influence over CHST

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Associates	$75,502	$111,458	$155,081	$189,062
Others	16,419	8,147	21,582	27,476

	$91,921	$119,605	$176,663	$216,538

	Operating Costs and Expenses
	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Associates	$156,733	$210,176	$373,742	$493,007
Others	628	5,288	71,056	61,667

	$157,361	$215,464	$444,798	$554,674

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Associates	$10,073	$9,397	$19,586	$18,823
Others	342	485	442	677

	$10,415	$9,882	$20,028	$19,500

3)	Receivables

	June 30, 2024	December 31, 2023	June 30, 2023
Associates	$82,469	$75,994	$100,099
Others	3,709	2,095	851

	$86,178	$78,089	$100,950

4)	Payables

	June 30, 2024	December 31, 2023	June 30, 2023
Associates	$219,708	$380,663	$261,332
Others	5,863	4,426	4,634

	$225,571	$385,089	$265,966

5)	Customers’ deposits

	June 30, 2024	December 31, 2023	June 30, 2023
Associates	$19,758	$19,432	$20,310
Others	—	284	284

	$19,758	$19,716	$20,594

6)	Acquisition of property, plant and equipment

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Associates	$63	$250	$63	$53,983

7)	Acquisition of intangible assets

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Associates	$—	$—	$429	$—

8)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation in 2021. The Board of Directors of Chunghwa approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, Chunghwa acquired right-of-use asset of $1,124,780 thousand from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	June 30, 2024	December 31, 2023	June 30, 2023
Lease liabilities - current	$202,614	$197,278	$194,482
Lease liabilities - noncurrent	1,548,243	1,602,633	1,673,546

	$1,750,857	$1,799,911	$1,868,028

The interest expense recognized for the aforementioned lease liabilities for the three months and six months ended June 30, 2024 were $1,886 thousand and $3,784 thousand, respectively. The interest expense recognized for the aforementioned lease liabilities for the three months and six months ended June 30, 2023 were $2,003 thousand and $4,050 thousand, respectively.

9)	Others

The bank deposits and other financial assets of NCB as of balance sheet dates were as follows:

	June 30, 2024	December 31, 2023	June 30, 2023
Bank deposits and other financial assets	$1,425,692	$1,132,008	$—

The interest income recognized for the aforementioned bank deposits and other financial assets for the three months and six months ended June 30, 2024 were $4,250 thousand and $8,106 thousand, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Short-term employee benefits	$82,984	$85,354	$184,427	$179,378
Post-employment benefits	1,106	19,731	3,404	21,944
Share-based payment	310	240	634	475
Termination benefits	46	—	46	—

	$84,446	$105,325	$188,511	$201,797

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

38.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans, customs duties of the imported materials and warranties of contract performance, or the trust account LED entrusts to Land Bank of Taiwan for fund control and property rights management.

	June 30, 2024	December 31, 2023	June 30, 2023
Property, plant and equipment	$2,454,078	$2,468,835	$2,483,592
Restricted assets (included in other assets - others)	825,949	546,022	268,598

	$3,280,027	$3,014,857	$2,752,190

39.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of June 30, 2024 were as follows:

a.	Acquisitions of land and buildings of $ 40,879 thousand.

b.	Acquisitions of telecommunications-related inventory and equipment of $ 29,724,645 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other financial assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

f.

Chunghwa signed a contract, the ST-2 Satellite Succession Plan, with Singapore Telecommunications Limited, for a total transaction price of EUR 177,000 thousand and SGD 51,000 thousand. As of June 30, 2024, Chunghwa had paid the amount of EUR 69,915 thousand (classified as prepayments - noncurrent).

g.	LED has signed the land presale contracts amounting to $5,678,332 thousand and has received $760,704 thousand in accordance with the contracts (classified as contract liabilities - current).

h.	Chunghwa’s Board of Directors approved an investment in Cultural Content Industry Fund in February 2024. The investment amount is capped at $1,200,000 thousand.

i.	Chunghwa’s Board of Directors approved an investment in Taiwania Hive Technology Fund L.P. at the amount of USD 30,000 thousand in February 2024.

40.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	June 30, 2024
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$65,430	32.45	$2,123,201
EUR	1,281	34.71	44,448
SGD	43,700	23.92	1,045,315
RMB	33,221	4.445	147,665
Non-monetary items
Investments accounted for using equity method
SGD	15,501	23.92	370,774
VND	411,961,096	0.0013	519,071
Liabilities denominated in foreign currencies
Monetary items
USD	41,113	32.45	1,334,127
EUR	14,654	34.71	508,627
SGD	76,208	23.92	1,822,901
RMB	9,608	4.445	42,706

	December 31, 2023
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$66,564	30.71	$2,043,834
EUR	1,999	33.98	67,919
SGD	39,515	23.29	920,308
RMB	35,777	4.327	154,806
Non-monetary items
Investments accounted for using equity method
SGD	12,255	23.29	285,430
VND	435,484,544	0.0012	542,178
Liabilities denominated in foreign currencies
Monetary items
USD	33,534	30.71	1,029,674
EUR	19,875	33.98	675,342
SGD	80,039	23.29	1,864,104
RMB	8,880	4.327	38,424

	June 30, 2023
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$84,433	31.14	$2,629,234
EUR	5,805	33.81	196,278
SGD	40,082	22.96	920,288
RMB	14,131	4.266	60,282
Non-monetary items
Investments accounted for using equity method
SGD	13,981	22.96	321,009
VND	388,767,156	0.0013	507,341
Liabilities denominated in foreign currencies
Monetary items
USD	42,280	31.14	1,316,613
EUR	26,869	33.81	908,435
SGD	84,033	22.96	1,929,409
RMB	10,064	4.266	42,935

The unrealized foreign currency exchange gains and losses were loss of $14,014 thousand and gain of $28,754 thousand for the three months ended June 30, 2024 and 2023, respectively. The unrealized foreign currency exchange gains and losses were loss of $8,829 thousand and gain of $24,940 thousand for the six months ended June 30, 2024 and 2023, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

41.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired or disposed of at costs or prices at least $300 million or 20% of the paid-in capital: None.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investments in Mainland China): Please see Table 5.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 36.

k.	Investments in Mainland China: Please see Table 6.

l.	Intercompany relationships and significant intercompany transactions: Please see Table 7.

m.	Information of main stakeholders: Please see Table 8.

42.	SEGMENT INFORMATION

The Company’s reportable segments are “Consumer Business”, “Enterprise Business”, “International Business” and “Others”, which are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the chief operating decision maker who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) the type or class of customer for the telecommunications products and services are similar; (b) the nature of the telecommunications products and services are similar; and (c) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
Three months ended June 30, 2024
Revenues
From external customers	$33,596,766	$16,889,502	$2,638,751	$990,714	$54,115,733
Intersegment revenues	534,434	140,403	297,837	94,336	1,067,010

Segment revenues	$34,131,200	$17,029,905	$2,936,588	$1,085,050	55,182,743

Intersegment elimination					(1,067,010)

Consolidated revenues					$54,115,733

Segment income before income tax	$7,724,251	$3,146,591	$596,075	$879,808	$12,346,725

Six months ended June 30, 2024
Revenues
From external customers	$68,221,308	$33,841,811	$5,052,164	$1,943,921	$109,059,204
Intersegment revenues	1,122,268	316,462	537,763	185,312	2,161,805

Segment revenues	$69,343,576	$34,158,273	$5,589,927	$2,129,233	111,221,009

Intersegment elimination					(2,161,805)

Consolidated revenues					$109,059,204

(Continued)

	Consumer Business	Enterprise Business	International Business	Others	Total
Segment income before income tax	$15,467,756	$6,563,486	$1,218,692	$1,084,531	$24,334,465

Three months ended June 30, 2023
Revenues
From external customers	$32,759,794	$17,542,590	$2,166,160	$995,107	$53,463,651
Intersegment revenues	560,428	280,545	238,403	116,353	1,195,729

Segment revenues	$33,320,222	$17,823,135	$2,404,563	$1,111,460	54,659,380

Intersegment elimination					(1,195,729)

Consolidated revenues					$53,463,651

Segment income before income tax	$7,852,133	$3,479,864	$551,107	$776,556	$12,659,660

Six months ended June 30, 2023
Revenues
From external customers	$66,814,554	$34,647,321	$4,296,091	$1,916,590	$107,674,556
Intersegment revenues	1,206,527	487,730	459,962	182,705	2,336,924

Segment revenues	$68,021,081	$35,135,051	$4,756,053	$2,099,295	110,011,480

Intersegment elimination					(2,336,924)

Consolidated revenues					$107,674,556

Segment income before income tax	$15,322,995	$7,434,222	$1,063,880	$1,098,556	$24,919,653

(Concluded)

Main Products and Service Revenues

	Three Months Ended June 30		Six Months Ended June 30

	2024	2023	2024	2023
Consumer Business
Mobile services	$14,187,325	$13,666,353	$28,279,920	$27,188,426
Fixed-line services	10,774,803	10,645,002	21,465,933	21,242,723
Sales	8,024,537	7,838,128	17,268,643	17,219,914
Others	610,101	610,311	1,206,812	1,163,491

	33,596,766	32,759,794	68,221,308	66,814,554

Enterprise Business
Fixed-line services	8,486,594	8,557,750	16,821,079	16,946,981
ICT business	5,119,648	5,501,944	10,430,882	10,641,430
Mobile services	2,289,165	2,319,806	4,542,081	4,492,750
Others	994,095	1,163,090	2,047,769	2,566,160

	16,889,502	17,542,590	33,841,811	34,647,321

International Business
Fixed-line services	1,323,581	1,363,004	2,591,162	2,701,892
ICT business	1,065,890	564,467	1,910,715	1,109,966
Others	249,280	238,689	550,287	484,233

	2,638,751	2,166,160	5,052,164	4,296,091

Others
Sales	767,619	776,567	1,487,718	1,481,977
Others	223,095	218,540	456,203	434,613

	990,714	995,107	1,943,921	1,916,590

	$54,115,733	$53,463,651	$109,059,204	$107,674,556

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

SIX MONTHS ENDED JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$615,623	$300,000	$300,000	$300,000	$—	4.87	$3,078,114	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	615,623	200,000	200,000	200,000	—	3.25	3,078,114	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2024				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$3,936,723	12	$3,936,723	—
	iKala Global Online Corp.	—	Financial assets at FVOCI	112,500	282,780	8	282,780	—
	KKCompany Technologies Inc.	—	Financial assets at FVOCI	2,762	255,630	2	255,630	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	150,830	19.9	150,830	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	17,098	17	17,098	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	2,308	2	2,308	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,446	2	4,446	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL - noncurrent	555,600	447,573	13	447,573	—
	TOP TAIWAN XIV VENTURE CAPITAL CO., LTD.	—	Financial assets at FVTPL - noncurrent	20,000	185,295	9	185,295	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL - noncurrent	—	75,493	4	75,493	—
	Limited partnership
	Taiwania Capital Buffalo Fund VI, L.P.	—	Financial assets at FVTPL - noncurrent	—	282,224	10	282,224	—
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	11,281	9	11,281	—
CHIEF Telecom Inc.	Stocks
	WPG Holdings Limited	—	Financial assets at FVOCI	2,102	102,998	—	102,998	Note 2
	WT Microelectronics Co., Ltd.	—	Financial assets at FVOCI	361	17,075	—	17,075	Note 2
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	1,147	10	1,147	—
	WPG Holdings Limited	—	Financial assets at FVTPL - current	9	439	—	439	Note 2
Chunghwa Investment Co., Ltd.	Stocks
	PChome Online Inc.	—	Financial assets at FVOCI	1,875	66,292	1	66,292	Note 2
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	42,384	11	42,384	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,309	30,825	7	30,825	Note 2
	KEYXENTIC INC.	—	Financial assets at FVOCI	600	30,474	11	30,474	—
	ioNetworks Inc.	—	Financial assets at FVOCI	107	13,630	2	13,630	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Limited partnership
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL - noncurrent	—	33,116	3	33,116	—
CHT Security Co., Ltd.	Stocks
	TXOne Networks Inc.	—	Financial assets at FVTPL - noncurrent	91	16,225	—	16,225	—

Note 1: Showed at carrying amounts with fair value adjustments.

Note 2: Fair value was based on the closing price on the last trading day of the reporting period.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Note 4)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 2 and 4)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$2,007,763	2	30 days	$—	—	$217,546	1
			Purchase	813,295	1	30~90 days	—	—	(1,047,073)	(11)
	CHIEF Telecom Inc.	Subsidiary	Sales	251,271	—	30 days	—	—	68,085	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	432,888	1	30 days	—	—	(266,349)	(3)
	Honghwa International Co., Ltd.	Subsidiary	Sales	104,401	—	30~60 days	—	—	1,582	—
			Purchase	3,464,780	6	30~60 days	—	—	(1,012,441)	(10)
	Donghwa Telecom Co., Ltd.	Subsidiary	Purchase	292,706	1	90 days	—	—	(170,071)	(2)
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	150,648	—	90 days	—	—	(75,439)	(1)
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Purchase	143,688	—	30 days	—	—	(217,427)	(2)
	CHT Security Co., Ltd.	Subsidiary	Purchase	152,088	—	30 days	—	—	(73,823)	(1)
	International Integrated Systems, Inc.	Subsidiary	Purchase	305,254	1	30 days	—	—	(56,218)	(1)
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	255,618	—	30~90 days	—	—	(118,647)	(1)
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	103,508	6	60 days	—	—	12,735	3
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	Sales	126,722	9	90 days	—	—	95,906	17

Note 1: Purchases include costs to acquire services.

Note 2: Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 3: Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4: All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$315,929 (Note 2)	10.71	$—	—	$72,153	$—
Chunghwa Telecom Co., Ltd.	Chunghwa Telecom Global, Inc.	Subsidiary	100,408 (Note 2)	2.73	—	—	58,339	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,184,187 (Note 2)	9.34	—	—	184,966	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	266,349 (Note 2)	3.36	—	—	32,953	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,026,391 (Note 2)	6.23	—	—	66,611	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	170,071 (Note 2)	7.03	—	—	110,476	—
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	217,378 (Note 2)	10.35	—	—	188,947	—
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Parent company	95,906 (Note 2)	2.76	—	—	11,974	—

Note 1: Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2: The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2024			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2024	December 31, 2023	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,675,584	$229,061	$60,012	Subsidiary (Notes 3 and 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,831,317	7,517	8,400	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	691,163	178,590	100	857,852	46,943	46,943	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,316,851	92,552	92,576	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	669,809	24,085	9,804	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	43,368	56	1,995,269	498,803	287,553	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,038,913	23,722	21,180	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd.	British Virgin Islands	Investment	385,274	385,274	1	100	178,910	6,851	6,851	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	580,077	252,839	253,233	Subsidiary (Notes 3 and 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	196,198	9,287	9,375	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	76,476	1,843	1,843	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	787,044	37,771	37,771	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	66	436,874	193,373	131,395	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	130,788	10,272	10,272	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	158,082	22,035	12,349	Subsidiary (Note 5)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	176,945	31,406	23,417	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	73,050	2,703	1,230	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	207,504	65,494	65,494	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	37	(9,713)	(3,001)	(1,991)	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	517,423	517,423	37,211	51	618,174	32,908	20,227	Subsidiary (Note 5)
	Chunghwa Digital Cultural and Creative Capital Co., Ltd	Taiwan	Investment and management consulting	50,000	—	5,000	100	47,052	(3,243)	(2,948)	Subsidiary (Note 5)
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	519,071	154,585	46,397	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2024			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2024	December 31, 2023	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	$164,000	$164,000	1,760	40	$248,739	$55,964	$28,124	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	164,501	(6,009)	(1,803)	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	215,187	(35,033)	(10,510)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	11,563	23	264,415	36,621	8,320	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	112,366	69,059	18,418	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	254,873	(5,569)	(2,784)	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	5,312	316	155	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	5,733,847	5,733,847	462,643	46	4,112,887	(378,129)	(171,832)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	9,367	(188)	(96)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	273,800	3,700	16	280,768	(15,352)	(7,991)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	1,551,669	76,780	25,946	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	164,723	(635)	(4,667)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	13,266	100	138,679	1,217	1,217	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	8,909	100	121,789	18,326	18,326	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,386	52	52	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	111,293	3,807	3,807	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	21,309	21,309	943	38	370,774	238,186	90,821	Associate
	CHT Infinity Singapore Pte. Ltd.	Singapore	Investment business	55,720	55,720	2,000	40	58,680	2,953	1,181	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,605,148	80,982	27,736	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,286	3	96,588	498,803	14,643	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,606	229,061	888	Associate (Note 5)
	AgriTalk Technology Inc.	Taiwan	Providing smart agricultural solutions, scientific agricultural product, biological inhibitor, and biochips	65,175	65,175	3,300	29	28,279	(9,262)	(2,519)	Associate
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	91,381	59,467	1,828	10	60,373	(27,124)	(2,766)	Associate
	Porrima Inc.	Taiwan	Designing and selling zero-emission ships	80,000	—	8,000	10	80,000	—	—	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2024			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2024	December 31, 2023	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	$74,192	$74,192	2,600	100	$106,990	$183	$12	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,105	46	46	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	173,649	173,649	5,700	100	145,032	(21,887)	(19,390)	Subsidiary (Note 5)
	TestPro Investment Co., Ltd.	Taiwan	Investment	135,000	135,000	13,500	100	45,675	(19,134)	(18,355)	Subsidiary (Note 5)
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd	Taiwan	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	108,500	108,500	10,850	54	38,429	(35,352)	(19,178)	Subsidiary (Note 5)
Prime Asia Investments Group, Ltd.	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	178,910	6,851	6,851	Subsidiary (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	13,662	189	93	Subsidiary (Note 5)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	4,728	100	49,880	630	630	Subsidiary (Note 5)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,715	49	47,077	9,035	4,440	Associate
International Integrated Systems, Inc.	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,610	55,610	5,067	100	78,301	2,048	2,048	Subsidiary (Note 5)
CHT Security Co., Ltd.	Baohwa Trust Co., Ltd.	Taiwan	VR integration and AIoT security services	20,000	20,000	2,000	25	10,011	(1,224)	(306)	Associate

Note 1: The amounts were based on reviewed financial statements.

Note 2: Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3: Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4: Investments in mainland China are included in Table 6.

Note 5: The amount was eliminated upon consolidation.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENTS IN MAINLAND CHINA

SIX MONTHS ENDED JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2024	Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2024	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of June 30, 2024	Accumulated Inward Remittance of Earnings as of June 30, 2024	Note
					Outflow	Inflow
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	$177,176	2	$177,176	$—	$—	$177,176	$—	100	$—	$—	$—	Notes 6 and 9
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 7 and 9
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	589	100	589	9,073	—	Notes 8 and 9
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	119,199	—	—	119,199	(22,567)	100	(22,567)	147,042	—	Notes 8 and 9
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	(1,720)	49	(843)	4,616	9,533	Note 9

Investee	Accumulated Investment in Mainland China as of June 30, 2024	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Chunghwa Telecom Co., Ltd. (Note 3)	$319,233	$319,233	$226,375,429
Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries (Note 4)	170,432	216,185	4,581,688
CHIEF Telecom Inc. and its subsidiaries (Note 5)	4,973	4,973	1,978,042

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Chunghwa Telecom Co., Ltd. was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 4:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd.

Note 5:	CHIEF Telecom Inc. and its subsidiaries were calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 6:	Chunghwa Telecom (China) Co., Ltd., a reinvestment through Chunghwa Hsingta Co., Ltd., completed its liquidation in October 2022.

Note 7:	Jiangsu Zhenhua Information Technology Company, LLC., a reinvestment through Chunghwa Hsingta Co., Ltd., completed its liquidation in December 2018.

Note 8:	Shanghai Taihua Electronic Technology Limited and Su Zhou Precision Test Tech. Ltd. were reinvestments through Chunghwa Precision Test Tech. International, Ltd.

Note 9:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

SIX MONTHS ENDED JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2024	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$217,546	—	—
					Accounts payable	1,047,073	—	—
					Amounts collected for others	137,091	—	—
					Revenues	2,007,763	—	2
					Operating costs and expenses	813,295	—	1
			CHIEF Telecom Inc.	a	Revenues	251,271	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts payable	266,349	—	—
					Operating costs and expenses	429,316	—	—
					Property, plant and equipment	198,923	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts payable	170,071	—	—
					Operating costs and expenses	292,706	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	1,012,441	—	—
					Revenues	104,401	—	—
					Operating costs and expenses	3,464,780	—	3
			CHT Security Co., Ltd.	a	Operating costs and expenses	114,098	—	—
			International Integrated Systems, Inc.	a	Operating costs and expenses	305,254	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts payable	217,427	—	—
					Operating costs and expenses	143,688	—	—
			Chunghwa Telecom Global, Ltd.	a	Accounts receivable	100,408	—	—
					Operating costs and expenses	150,648	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of June 30, 2024, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the six months ended June 30, 2024.

Note 5:	The amount was eliminated upon consolidation.

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INFORMATION OF MAJOR STOCKHOLDERS

JUNE 30, 2024

Name of Major Stockholders	Shares
	Number of Shares	Percentage of Ownership (%)
Ministry of Transportation and Communications	2,737,718,976	35.29

Note:

This table presents information provided by the Taiwan Depository & Clearing Corporation on stockholders holding greater than 5% of Chunghwa’s dematerialized securities that have completed the process of registration and delivery by book-entry transfer as of the last business day for the current quarter.